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REGISTRANT'S NAME OJSC Ukrnafta

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OICF/BY: dlw

DATE : 6/23/03

82-4859

AR/S
12-31-02
03 JUL 10 7:21

ANNUAL REPORT

РІЧНИЙ ЗВІТ

2002

УКРНАФТА  UKRNAFTA



Удосконалення

Конкурентноспроможність

Розвиток

Наполегливість

Активність

Фундаментальність

Тактика

Актуальність

ВАТ "Укрнафта" – провідна нафтова компанія, що охоплює різні регіони країни із заходу на схід, поважає особливості та різноманітність кожного краю, об`єднує їх однією метою – найбільш ефективного видобутку та використання вуглеводневих запасів України для забезпечення балансу інтересів акціонерів, споживачів, працівників та держави.

Стратегічною метою Компанії є вертикально інтегрована енергетична компанія, що постачає життєво необхідні енергопродукти та послуги, має стійку конкурентну позицію за рахунок:

- гарантованого відновлення запасів;
- нарощування видобутку;
- впровадження нових технологій;
- підвищення професіоналізму працівників;
- здійснення продуманої екологічної політики;
- зменшення ризиків.

ЗМІСТ



4 Основні виробничі показники Компанії
6 Основні фінансові показники Компанії
8 Звернення до акціонерів
10 Компанія у 2002 році
12 Організаційна структура Компанії
14 Органи управління Компанії
18 Геологорозвідка та бурові роботи
20 Видобування нафти та газу
22 Переробка енергоносіїв
24 Збут продукції
26 Цінні папери та акціонерний капітал Компанії
28 Стратегія розвитку Компанії
30 Інвестиційна та інноваційна діяльність
34 Соціальна та благодійна діяльність
36 Охорона навколишнього середовища
38 Аналіз фінансових результатів діяльності
41 Аудиторський висновок
42 Баланс
44 Звіт про рух грошових коштів
45 Звіт про фінансові результати
46 Звіт про власний капітал
47 Примітки до фінансової звітності
52 Інформація для акціонерів

2002 рік виявився досить важким для нафтогазового комплексу України, але Компанії вдалося перевищити усі заплановані виробничі показники. Основним досягненням є стабілізація видобутку нафти та газу. У порівнянні з 2001 роком зросли обсяги:

- видобутку нафти з конденсатом загалом – на 0,02%,
- видобутку нафти – на 1%;
- видобутку нафтового газу – на 9,5%;
- виробництва скрапленого газу – на 2,1%,
- виробництва стабільного бензину – на 10,9%.

Видобуток нафти та конденсату, тис. тонн


2 436,3
428,3
2 864,6
2000
2 406,7
404,7
2001
2 430,1
381,9
2 812,0
2002
видобуток нафти
видобуток конденсату
видобуток нафти з конденсатом загалом

Видобуток газу, млн м³


2 662,5
643,6
3 306,1
2000
2 637,7
654,9
2001
2 537,5
717,3
3 254,8
2002
видобуток природного газу
видобуток нафтового газу
видобуток газу загалом

основні ВИРОБНИЧІ показники

Виробництво скрапленого газу та стабільного бензину, тис. тонн


142,5
114,2
154,5
135,3
171,4
138,2
2000
2001
2002
стабільний бензин
скраплений газ

Показник	1999	2000	2001	2002
Видобуток нафти з конденсатом, тис. тонн	**2 951,4**	**2 864,6**	**2 811,4**	**2812,0**
нафта	2 491,3	2 436,3	2 406,7	2430,1
конденсат	460,1	428,3	404,7	381,9
Видобуток газу, млн.м^3	**3 357,2**	**3 306,1**	**3 292,5**	**3254,8**
нафтовий	652,1	643,6	654,9	717,3
природний	2 705,1	2 662,5	2 637,6	2537,5
Виробництво				
скрапленого газу, тис.тонн	107,9	114,2	135,3	138,2
стабільного бензину, тис.тонн	152,2	142,5	154,5	171,4
Бурові роботи, тис.м	**140,5**	**181,3**	**217,9**	**180,4**
експлуатаційне буріння	127,7	167,1	185	160,2
розвідувальне буріння	12,9	14,2	32,9	20,2
Введення нових свердловин, шт.	**48**	**55**	**60**	**54,0**
нафтових	39	40	47	41,0
газових	9	15	13	13,0
Середньооблікова кількість працівників, осіб	**25 370**	**25 476**	**26 060**	**25 659**


3
Pg Dn
Enter

2002 рік можна охарактеризувати наступними подіями:

- падіння ціни на нафту - до 30% у I півріччі;
- зміна порядку нарахування амортизації та віднесення на валові витрати таких робіт як розвідування та дорозвідування;
- зростання цін на ряд позицій МТР за рахунок коливання вартості євро.

Компанією у порівнянні з 2001 роком досягнуто:

- зростання активів на 9%;
- зменшення зобов'язань на 1%;
- збільшення заробітної плати.

основні ФІНАНСОВІ показники

Показник	2000	2001	2002
Чистий прибуток, тис. грн.	991 704,0	975 204,0	446 014,0
Чистий доход (виручка) від реалізації продукції, тис. грн.	2 928 665,0	2 608 606,0	2 047 489,0
Всього активи, тис. грн.	3 681 856,0	4 558 460,0	4 985 165,0
Всього зобов'язання, тис. грн.	670 274,0	572 001,0	567 720
Грошовий потік від операційної діяльності, тис. грн.	1 250 692,0	1 440 080,0	1 153 177
Рентабельність капіталу (ROE), %	39,1	28	10,7
Рентабельність активів (ROA), %	28,71	23,7	9,4
Кількість простих акцій, тис. шт.	54 228,5	54 228,5	54 228,5
Чистий прибуток на акцію, грн.	18,29	17,98	8,22



САЛМІН
Олег Володимирович



ДЕМЧЕНКО
Петро Миколайович

Шановні панове!

Минув ще один рік на шляху розвитку ВАТ "Укрнафта". Підсумки діяльності Компанії за 2002 рік є ще одним кроком до реалізації поставленої мети – перетворення ВАТ "Укрнафта" на сучасну вертикально інтегровану нафтову компанію міжнародного рівня.

Протягом року нам вдалося забезпечити стабілізацію видобутку нафти, перевищити усі заплановані виробничі показники та в котрий раз підтвердити високу репутацію та компетентність менеджменту Компанії.

Суворий контроль за надходженням грошових коштів від реалізації на аукціонних торгах обсягів нафти, газового конденсату та продуктів газопереробки дозволили забезпечити своєчасне надходження поточних платежів до державного бюджету, погашення боргів по сплаті податків попередніх періодів, вирішення ряду виробничих та соціальних питань на підприємствах ВАТ "Укрнафта". За даними податкового обліку станом на 1 січня 2003 року переплата по всіх видах платежів становить 65,9 млн.грн.

Маємо підстави вважати, що перевагами аукціонних торгів, передовсім, є створення прозорого механізму ціноутворення, розвиток конкурентних основ та підвищення платіжної дисципліни на ринку енергоресурсів. Прозорість в реалізації продукції створює передумови для залучення інвестицій, внаслідок чого формується фінансове підґрунтя для розширення виробництва.

Впевнені, що основним і незаперечним шляхом поповнення ресурсної бази є збільшення обсягів пошуково-розвідувального буріння. Адже стабілізація і нарощування рівнів видобутку нафти і газу в Україні можливі тільки за умови підтримання існуючого рівня ресурсної бази або її зростання за рахунок збільшення приростів запасів нафти і газу.

звернення до АКЦІОНЕРІВ

Маємо надію, що наступного року Компанія збільшить обсяги буріння, чого не вдалося досягти у 2002 році з причин дефіциту коштів на буріння свердловин внаслідок низької ціни на нафту.

Зрозуміло, що механічне збільшення обсягів пошуково-розвідувального буріння не дасть бажаного результату без ретельного вибору і підготовки перспективних об`єктів, прогнозу їхньої нафтогазоносності за комплексом геолого-геофізичних досліджень. Такий підхід до вибору перспективних об'єктів — єдиний шлях, за допомогою якого можна компенсувати кількість видобутих вуглеводнів приростами нових запасів.

Фінансування геолого-розвідувальних робіт протягом останніх трьох років забезпечувалось, в основному, за рахунок власних коштів, використання яких на такі цілі склало 187,2 млн. грн.

Протягом року структурними одиницями ВАТ "Укрнафта" освоєно 831 965 тис.грн. Капітальні вкладення за рахунок власних коштів були направлені на будівництво свердловин, нафтогазопроводів, міжпромислових колекторів, автодоріг та інших виробничих потужностей на родовищах, необхідних для виробничої діяльності Компанії.

Ще одним із шляхів збільшення частки Компанії на ринку нафти є диверсифікація ресурсної бази за рахунок видобутку в інших країнах. Ми ведемо переговори про співробітництво з іноземними нафтовими компаніями з метою виходу ВАТ "Укрнафта" на міжнародний нафтовий ринок.

Протягом року Компанія приділяла багато уваги розвитку зовнішньоекономічної діяльності та опрацювала пропозиції про співробітництво з нафтогазовидобувними компаніями і фінансовими інститутами Канади, США, країн Європейського Союзу, Близького Сходу та СНД.

Сподіваємось, що раціонально сформульовані пріоритети діяльності, підтримка наших акціонерів та самовіддана праця багаточисельного колективу підприємства сприятимуть подальшому розвитку та процвітанню Компанії.

Дозвольте запропонувати Вашій увазі звіт Компанії за 2002 рік та запросити до плідної та взаємовигідної співпраці.

З повагою,

Почесний Голова Правління,
депутат Верховної Ради України **О.В.Салмін,**

Голова Правління **П.М.Демченко**



ВАТ "Укрнафта" сьогодні – це найбільша вітчизняна нафтогазовидобувна компанія, яка забезпечує понад 93% видобутку нафти, 40% газового конденсату та 18% газу від загального видобутку цих вуглеводнів в Україні.

Основні види виробничої діяльності Компанії включають: проведення геолого-розвідувальних робіт; експлуатаційне буріння; видобуток нафти, газу, конденсату; підготовку та переробку газу на території 8 областей або двох нафтогазових регіонів України – Західного (Прикарпатський прогин – Львівська, Івано-Франківська та Чернівецька області) і Східного (Дніпровсько-Донецька западина – Сумська, Чернігівська, Полтавська, Харківська та Дніпропетровська області).

У 2002 р. видобуток нафту і газу здійснювався на 99 родовищах, з яких 84 – нафтові і нафтогазові та 15 – газові і газоконденсатні. 81 родовище знаходиться у промисловій, 18 – у дослідно-промисловій розробці. Фонд видобувних свердловин складав 2 429 одиниць, у т.ч. нафтових – 2 192, газових – 237.

компанія у 2002 році

Переробка газу здійснювалась на трьох газопереробних заводах Компанії: Гнідинцівському, Долинському, Качанівському, а також Бориславським НГВУ.

2002 рік став для Компанії ще одним кроком до фінансової стабілізації. Сприятлива кон'юнктура ринку, прозора система збуту продукції через аукціони створили основу для успішного виконання програми стратегічного розвитку.

Сучасний та ефективний менеджмент дозволив за короткий термін впровадити необхідні бізнес-процеси для стабілізації діяльності Компанії. Створена сучасна система управління корпоративними фінансами. Казначейство Компанії забезпечує виконання бюджетів структурних підрозділів, довготермінове планування та управління грошовими потоками. На сучасному рівні здійснюється матеріально-ресурсне планування, контроль за доходами та витратами, проектне фінансування.

Одним з перспективних напрямків розвитку Компанії є проведення повного комплексу робіт з видобутку нафти і газу в інших країнах. Спеціалісти Компанії мають значний досвід будівництва бурових свердловин в Російській Федерації, Іраку, Індії, Пакистані, Сирії, Алжирі, Лівії, Кубі та В'єтнамі.

Для отримання права на участь в міжнародних тендерах і конкурсах на проведення бурових робіт та розробку родовищ Компанія здійснює сертифікацію бурового і нафтопромислового обладнання за міжнародними стандартами. Сертифікація спеціалістів проводиться у Міжнародному центрі сертифікації фахівців в Угорщині.

Готуються матеріали для проведення тендерів на виконання реконструкції газопереробних заводів Компанії в східному регіоні України.

Здобутками 2002 року стали:
- стабілізація виробництва Компанії: досягнуто збільшення видобутку нафти та скорочено темпи зниження рівня видобутку газу; збільшено обсяги переробки скрапленого газу та стабільного бензину;
- розвиток матеріальної та ресурсної бази Компанії;
- оновлення виробничих фондів, закупівля сучасного бурового та нафтовидобувного обладнання.





Відкрите акціонерне товариство "Укрнафта" функціонує як єдиний виробничо-господарський комплекс. Структура Компанії, яка включає 26 структурних одиниць, забезпечує потреби ВАТ "Укрнафта" і не залежить від зовнішніх факторів. Вона є функціональною, логічною та керованою, що в цілому зумовлює отримання високих результатів у роботі підприємства.

До складу Компанії належать 6 нафтогазовидобувних управлінь, 6 управлінь бурових робіт, 3 газопереробні заводи, 2 тампонажні управління, 2 центральні бази виробничого обслуговування, Долинська експортно-імпортна база, Полтавська воєнізована частина з попередження і ліквідації відкритих нафтових і газових фонтанів, Управління автоматизованих систем, Центр науково-економічних досліджень, Центральна науково-дослідна лабораторія і Центр геолого-тематичних досліджень.

Унікальне устаткування, прогресивне обладнання структурних одиниць загалом складають високопродуктивні виробничі потужності ВАТ "Укрнафта", що пояснює високі показники виробничої діяльності.

Персонал Компанії становить 25 659 фахівців, в тому числі робітників – 20 122 особи, керівників і спеціалістів – 5 537 осіб. В основній діяльності працює 20 938 осіб, у непромисловій групі – 4 721 особа. У порівнянні з обліковою чисельністю за 2001 рік чисельність працівників ВАТ "Укрнафта" зменшилась на 430 осіб. Зменшення чисельності відбулося за рахунок виведення зі складу Компанії підрозділів мобільної охорони, передачі об'єктів непромислової групи в управління місцевих комунальних господарств, а також впорядкування чисельності та організації робочих місць.

З метою регулювання виробничих, трудових і соціально-економічних відносин та забезпечення конституційних прав і гарантій працівників Компанія щорічно укладає Колективні договори. Вони передбачають захист інтересів працівників, додаткові до передбачених чинним законодавством гарантії та пільги.


Спостережна рада

КОПИЛОВ Вадим Анатолійович
Заступник Голови ДПА України, Голова Спостережної ради,

КОЩИНЕЦЬ Василь Васильович
Заступник Голови Спостережної ради,

САБОДАХА Олександр Сергійович
Голова Правління ВАТ "Фінансова компанія "Укрнафтогаз", секретар Спостережної ради,

БУЛАНЬКОВ Володимир Вікторович
Голова Спостережної ради ЗАТ "Страхова компанія "Єврорезерв",

ІВЧЕНКО Олексій Григорович
Народний депутат України,

КАЛЬЧЕНКО Михайло Вікторович
Директор Державного департаменту з питань нафтогазової та нафтопереробної промисловості Міністерства палива та енергетики України,

організаційна СТРУКТУРА компанії


НГВУ "Бориславнафтогаз"
НГВУ "Долинанафтогаз"
НГВУ "Надвірнанафтогаз"
НГВУ "Охтирканафтогаз"
НГВУ "Полтаванафтогаз"
НГВУ "Чернігівнафтогаз"
Бориславське УБР
Долинське УБР
Надвірнянське УБР
Ів.-Франківське УБР
Охтирське УБР
Прилуцьке УБР
УАС
Полтавська ВЧ
Долинська ЕІБ
ДП "Укрнафта-сервіскомплект"
Гнідинцівський ГПЗ
Долинський ГПЗ
Качанівський ГПЗ
ЦНДЛ
ЦНЕД
ЦГТД
Долинське ТУ
Полтавське ТУ
Гоголівська ЦБВО
Бориславська ЦБВО
РЕВІЗІЙНА КОМІСІЯ
СПОСТЕРЕЖНА РАДА
ПРАВЛІННЯ
ЗАГАЛЬНІ ЗБОРИ АКЦІОНЕРІВ

органи УПРАВЛІННЯ компанії

ЛАГУР Сергій Миколайович
Віце-президент інвестиційно-промислової групи "Європа-ІІ",

ПРОСКУРКІН Володимир Павлович
Начальник управління моніторингу та ринкових перетворень в енергетичному секторі економіки Секретаріату КМУ,

САКВА Юрій Вікторович
Заступник Генерального директора ВАТ "Крименерго",

ТАРАШЕВСЬКИЙ Владислав Станіславович
Начальник департаменту інвестиційної діяльності НАК, член Правління "Нафтогаз України",

ЧЕЧЕТОВ Михайло Васильович
Перший заступник Голови Фонду державного майна України,

Ревізійна комісія

РУБАН Наталія Іванівна
Голова Ревізійної комісії, заступник Голови Головного КРУ України,

ГОЛЬДЕНБЕРГ Яків Ізраілевич
Заступник Голови Ревізійної комісії, заступник начальника відділу цінних паперів і зв'язку з акціонерами ВАТ "Укрнафта",

ВИСОЧИНА Лідія Станіславівна
Головний бухгалтер УАС ВАТ "Укрнафта",

ГОРЯЖЕНКО Юрій Олексійович
Начальник КРУ НАК "Нафтогаз України",

СУЛЬЖЕНКО Тетяна Олександрівна
Заступник Голови ради Івано-Франківської профспілки працівників нафтової та газової промисловості.





САЛМІН
Олег Володимирович
Почесний Голова Правління, Депутат Верховної Ради України



ДЕМЧЕНКО
Петро Миколайович
Голова Правління

Правління



ГНИП Михайло Петрович
Перший заступник Голови Правління



ЗІНЕВИЧ
Володимир Олегович
Перший заступник Голови Правління з економіки і фінансів



ІВАНОВ
Валерій Володимирович
Заступник Голови Правління з зовнішньо-економічних зв'язків



БРАЖИНА
Григорій Йосипович
Заступник Голови Правління по бурінню



ЗАРУБІН
Юрій Олександрович
Заступник Голови Правління по науково-технічному прогресу



МІРОШНИЧЕНКО
Віра Євгенівна
Головний бухгалтер, член Правління

органи УПРАВЛІННЯ компанії



БАРКОВСЬКИЙ
Володимир Якович
Заступник Голови Правління по капітальному будівництву, секретар Правління



ОКРЕПКИЙ
Роман Миколайович
Заступник Голови Правління по геології



САДОВИЧ
Андрій Анатолійович
Заступник Голови Правління з матеріально-технічного забезпечення



ТАЧИНСЬКИЙ
Михайло Євстахійович
Заступник Голови Правління з охорони праці та екології



ТИТАРЕНКО
Василь Григорович
Заступник Голови Правління з кадрових та соціальних питань

Геолого-розвідувальні роботи на нафту і газ Компанія здійснює в межах двох регіонів України: Дніпровсько-Донецькій западині та в Передкарпатському прогині.

За 2000-2002 рр. Компанією перераховано до держбюджету 350,8 млн. грн. збору на геолого-розвідувальні роботи на нафту і газ.

Протягом 2002 року Компанією пробурено 180 472 метри проходки.

За 2002 рік показники обсягів бурових робіт склали:

Динаміка обсягів буріння в 1997-2002 р.р, тис.м.


135,4
147,7
127,7
167,1
185,0
160,2
1997
1998
1999
2000
2001
2002
13,4
7,9
12,9
14,2
32,9
20,2
експлуатаційне буріння
розвідувальне буріння

Вказані обсяги бурових робіт буровими підприємствами ВАТ "Укрнафта" виконані незважаючи на те, що основне навантаження виконання вказаної програми припало на 3 та 4 квартали 2002 року.

У 2002 році не вдалося зберегти тенденці нарощування обсягів бурових робіт через дефіц коштів на буріння свердловин з причин низь ціни на нафту.



У 2000 - 2002 роках Компанією створено необхідні умови для стабілізації обсягів видобутку нафти і газу та послідовного їхнього нарощування: збільшено обсяги геолого-розвідувального та експлуатаційного буріння, зросла кількість розвіданих запасів, впроваджено нове промислове обладнання та нові технології.

Видобування нафти здійснювалось на території двох нафтогазоносних регіонів України: Дніпровсько-Донецькій западині та Прикарпатському прогині. Роботи з видобування вуглеводнів проводили шість нафтогазовидобувних управлінь (НГВУ), що входять до складу Компанії. У східному регіоні (Дніпровсько-Донецька западина) – це НГВУ "Чернігівнафтогаз", "Полтаванафтогаз", "Охтирканафтогаз", в західному – НГВУ "Долинанафтогаз", "Бориславнафтогаз", "Надвірнанафтогаз".

У 2002 році Компанія видобула 2 812,0 тис. тонн нафти з газовим конденсатом та 3 254,8 млн.м³ природного газу, що склало відповідно 100,02% та 98,9% до рівня 2001 року.

Структура видобутку нафти з конденсатом, тис. тонн



НГВУ "Чернігівнафтогаз"
449,0
НГВУ "Полтаванафтогаз"
285,0
НГВУ "Надвірнанафтогаз"
155,5
НГВУ "Охтирканафтогаз"
1 512,4
НГВУ "Бориславнафтогаз"
91,5
НГВУ "Долинанафтогаз"
318,5
ВАТ "УКРНАФТА"
2 812,0

геологорозвідка та БУРОВІ роботи

Аналіз виробничо-господарської діяльності бурових підприємств за звітний період свідчить про те, що практично всі УБР мають сьогодні резерв підвищення продуктивного часу буріння і в той же час покращення основних техніко-економічних показників буріння за рахунок зниження простоїв бурових бригад, допоміжних робіт при будівництві свердловин, а також зниження аварійності і браку в роботі, які ще складають значний відсоток в балансі календарного часу буріння.

Для стабілізації і подальшого нарощування видобутку нафти та газу необхідно зберегти тенденцію нарощування обсягів бурових робіт, яка стала можливою в 2000-2001 рр. завдяки поліпшенню фінансування і матеріально-технічного забезпечення будівництва свердловин. Реалізація програми геолого-розвідувальних та бурових робіт має забезпечити основу для стабілізації та підвищення рівня видобутку нафти і газу Компанією в Україні.


Чернігів
Суми
Луцьк
Рівне
Коханівське
Львів
Рудківське
Більче-Волинське
Стинавське
Долинське
Тернопіль
Хмельницький
Житомир
КИЇВ
Лепяківське
Анастасівське
Прилуки
Гніденцівське
Качівське
Ахтирка
Рибальське
Качалівське
Радченківське
Харків
Полтава
Західно-Хрестищенське
Шебелинське
Дружелюбівське
Співаківське
Дробишівське
Вергунське
Голубівське
Луганськ
Черкаси
Вінниця
Івано-Франківськ
Ужгород
Битків-Бабчинське
Довбушансько-Бистрицьке
Косівське
Чернівці
Солотвинське
Кіровоград
Дніпропетровськ
Донецьк
Запоріжжя
Миколаїв
Херсон
Одеса
Морське
Східно-Сарацьке
Стрілковий
Голицинське
Північно-Керченське
Тетянівське
Борзовське
Штормове
Фонтанівське
Сімферополь
УМОВНІ ПОЗНАЧЕННЯ
Херсон
Міста
Нафтогазоносні райони
Косівське
Родовища

видобування НАФТИ та газу

Подальшу стабілізацію та зростання видобутку нафти і газу Компанія планує за рахунок значного збільшення обсягів геолого-розвідувального та експлуатаційного буріння, розгортання робіт з інтенсифікації видобутку, нарощення розвіданих запасів нафти і газу.

Структура видобутку природного та нафтового газу, млн.м³



НГВУ "Чернігівнафтогаз"
165,3
НГВУ "Полтаванафтогаз"
1 535,8
НГВУ "Надвірнанафтогаз"
195,4
НГВУ "Охтирканафтогаз"
1 238,6
НГВУ "Бориславнафтогаз"
30,9
НГВУ "Долинанафтогаз"
88,5
ВАТ "УКРНАФТА"
3 254,8

Видобуток нафти та газу у 2001-2002 роках

показники	2001	2002	% до 2001 р.
Видобуток нафти з конденсатом, тис.тонн	2 811,4	2 812,0	100.02
Видобуток газу, млн.м³	3 292,5	3 254,8	98.9



Компанія є одним з найбільших переробників скрапленого газу та стабільного бензину в Україні.

За 12 місяців 2002 року вироблено:

- 138,25 тис. тонн скрапленого газу, що перевищує заплановані показники на 11%;
- 171,38 тис. тонн стабільного бензину при плані 158,09 тис. тонн (108,4%).

В цілому, порівняно з відповідним періодом 2001 року, виробництво скрапленого газу та стабільного бензину збільшено на 19,8 тис. тонн (6,8%)

Переробка вуглеводнів, які видобуває Компанія, забезпечується власними потужностями Гнідинцівського, Качанівського, Долинського газопереробних заводів та Бориславським НГВУ. Кожен із заводів є частиною виробничого комплексу, який дозволяє використовувати ресурси нафтового газу та зменшувати втрати нафти і конденсату при розробці нафтогазових родовищ.

Враховуючи те, що з часу введення в експлуатацію газопереробних заводів (понад 30 років тому) значно зменшилась сировинна база, існуючі технологічні потужності заводів завантажені не повністю.

При проектуванні заводів технологічне устаткування з переробки газу було розраховане на більш "важку" сировину, і тому його ефективне використання можливе лише за умов проведення низки інженерно-технічних заходів.

ПЕРЕРОБКА

Динаміка виробництва продукції газопереробними заводами за роками

Продукція	1998	1999	2000	2001	2002	2002 до 2001, %
Виробництво скрапленого газу, тис. тонн	122,3	107,9	114,1	135,3	138,3	102,1
Виробництво стабільного бензину, тис. тонн	160,1	152,2	142,5	154,5	171,4	110,9

Для модернізації технологічних потужностей реалізується програма реконструкції газопереробних заводів. Розроблені бізнес-проекти з реконструкції Глинсько-Розбишівського виробництва та створенню газопереробних потужностей на Анастасівському виробництві Качанівського ГПЗ. Закінчується розробка техніко-економічного обґрунтування реконструкції Гнідинцівського ГПЗ.

Виконання розробленої програми реконструкції Качанівського і Гнідинцівського газопереробних заводів дасть можливість додатково отримувати щороку до 150 тис. тонн скрапленого газу та 20 тис. тонн стабільного бензину.

З урахуванням кон'юнктури ринку та все більшого використання скрапленого газу як пального для двигунів, Компанія прогнозує збільшення ефективності використання своїх переробних потужностей.

Відповідно до концепції перетворення ВАТ "Укрнафта" на вертикально інтегровану компанію проводяться роботи з формування інфраструктури для переробки видобутої нафти.

Структура виробництва ГПЗ Компанії скрапленого газу та стабільного бензину, тис. тонн


Гнідинцівський ГПЗ
106,039
108,394
Бориславське НГВУ
0,429
0,89
Долинський ГПЗ
4,454
10,136
Качанівський ГПЗ
60,457
18,83
ВАТ "УКРНАФТА"
171,379
138,25
стабільний бензин
скраплений газ




КИП

ЗБУТ продукції

Протягом минулих років та у 2002 році зокрема, Компанія цілеспрямовано проводила роботу зі створення ефективних каналів збуту продукції.

Одним із важливих чинників, що дозволив значно покращити оплату споживачів за нафту, газовий конденсат та продукцію газопереробних заводів, став перехід на аукціонну систему, запроваджену відповідно до Постанови Кабінету Міністрів України № 599 від 4 квітня 2000 року.

Практика проведення аукціонів підтвердила їхній позитивний вплив на створення прозорого механізму ціноутворення та формування конкурентного середовища. Завдяки участі в аукціонах з продажу нафти, газового конденсату, стабільного газового бензину, Компанії вдавалося динамічно формувати конкурентоспроможні ціни. Подекадне відвантаження нафти дозволило гнучко керувати продажем продукції та стимулювати 100% розрахунки.

За 2002 рік ВАТ "Укрнафта" реалізовано 2,608 млн. тонн нафти та газового конденсату.

На аукціонних торгах реалізовано 2,122 млн. тонн нафти з конденсатом, що становить 81,4% обсягів товарної продукції.

Рівень проплат за реалізовані в 2002 році обсяги нафти з газовим конденсатом та газового конденсату становив 100%.

Структура поставок нафти та газового конденсату на НПЗ, тис. тонн


ЗАТ "Укртатнафта"
1 490,0
70,2%
ВАТ "НПК-Галичина"
325,7
15,3%
АТ "Нафтохімік Прикарпаття"
244,7
11,5%
АТ "ЛиНОС"
26,7
1,3%
інші
34,9
1,7%

Початкова (стартова) ціна на нафту та газовий конденсат у 2002 році визначалась згідно з котировкою на постачання російської нафти на українські НПЗ, які надає інформаційне агентство Petroleum Argus, а також з урахуванням цін на нафтопродукти, які реалізуються на внутрішньому ринку України та експортуються за її межі.

Всього за 2002 рік реалізація природного газу (включаючи нафтовий і відбензинений) склала 2488,1 млн. м³.

В основному газ постачався для потреб населення та бюджетних організацій в обсязі 1769,5 млн. м³.

У стратегічних планах розвитку інфраструктури ВАТ "Укрнафта" передбачається включення до її складу нафтопереробних потужностей, що приведе до розширення номенклатури продукції та забезпечить отримання додаткових прибутків від реалізації продуктів переробки нафти.

У межах стратегії перетворення на вертикально інтегровану компанію менеджментом Компанії поставлена мета — зайняти до 15% вітчизняного ринку світлих нафтопродуктів.


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ІМЕННА АКЦІЯ
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Назва емітента
ВІДКРИТЕ АКЦІОНЕРНЕ ТОВАРИСТВО "УКРНАФТА"
Місцезнаходження, код за ЄДРПОУ
М.КИЇВ НЕСТОРІВСЬКИЙ ПРОВ.3-5
00135390
Дата випуску
випущені

Компанія – лідер українського фондового ринку з ліквідності цінних паперів та за обсягами укладених на ПФТС угод. ВАТ "Укрнафта" першою серед українських компаній вийшла на міжнародний фондовий ринок, здійснивши у 1999 році програму Американських депозитарних розписок (ADR) першого рівня (депозитарій – The Bank of New York). ADR Компанії включені до лістингу Берлінської та Франкфуртської фондових бірж.

Незважаючи на коливання ринкової вартості, акції ВАТ "Укрнафта" протягом останніх років користувались стійким попитом на вітчизняному фондовому ринку, що підтверджується обсягами укладених угод та свідчить про високу привабливість Компанії. Станом на 01.01.00 р. ринкова капіталізація складала 129,1 млн. доларів США. Протягом 2000-2002 років вона збільшилась на 131,7 млн. доларів США (більше ніж удвічі) і на 01.01.03 склала 260,8 млн. дол.

ВАТ "Укрнафта" було створене шляхом корпоратизації і зареєстроване 31.03.1994 року. Статутний фонд Компанії складає 13557127,5 грн. і поділений на 54 228 510 простих акцій номінальною вартістю 0,25 грн. кожна.

Державі, в особі Фонду державного майна України, належить 13 600 акцій, що складає 0,03% від статутного фонду Компанії. 50% плюс одна акція, відповідно до рішення Уряду України, передано до статутного фонду НАК "Нафтогаз України". 49,97% акцій належить іншим юридичним та фізичним особам.

Акції Компанії входять до індексу ПФТС та індексу Frontier Composite, який розраховується провідним рейтинговим агентством Standart and Poor's для ринків, що розвиваються.

цінні папери та акціонерний КАПІТАЛ... компанії


грн.
Ринкове котирування акцій Компанії
36
34
32
30
28
26
24
22
20
18
16
12.2001
03.2002
06.2002
09.2002
12.2002
Купівля
Продаж

У планах Компанії – проведення необхідних заходів для переходу до впровадження програми випуску ADR третього рівня з метою забезпечення Компанії інвестиційними коштами.

Фінансова стабільність, виробничі здобутки Компанії, високий професіоналізм команди управління роблять Компанію інвестиційно привабливою для інвесторів та підвищують котирування її акцій.



З часу свого заснування ВАТ "Укрнафта" впевнено впроваджує політику поєднання інтересів акціонерів і держави. Саме тому пріоритетною для неї є реалізація довгострокового плану розвитку з найбільш ефективним використанням ресурсної бази, потенціалу висококваліфікованого персоналу і подальше зростання ринкової вартості акцій.

У свою чергу, здійснення цих заходів забезпечить модернізацію технічних потужностей та впровадження інноваційних перетворень усіх структурних підрозділів і розширення існуючих ринків Компанії в цілому.

Компанія має для реалізації перспективних планів надійну основу — потужну виробничу та наукову базу, кадровий потенціал, фінансові резерви, значний досвід роботи, високу репутацію як у партнерів з бізнесу, так і в органах державної влади.

Стратегія Компанії передбачає комплексне досягнення організаційних, виробничих, маркетингових та фінансових цілей.

стратегія РОЗВИТКУ компанії

Організаційні цілі Компанії:

- Здійснити реструктуризацію та оптимізацію організаційної структури.
- Підвищити ефективність управління (завершення впровадження бюджетування та контролінгу).
- Завершити формування ВІНК (вертикально інтегрована нафтова Компанія).

Виробничі цілі Компанії:

- Збільшити обсяги видобутку нафти та газового конденсату, газу.
- Збільшити виробництво скрапленого газу, стабільного бензину та світлих нафтопродуктів.
- Вийти на ресурсну базу за межами України, придбати ліцензійні дільниці.
- Збільшити темп приросту запасів нафти і газового конденсату.

Маркетингові цілі Компанії:

- Підвищити частку Компанії у виробництві скрапленого газу України до 25%.
- Підвищити частку Компанії у виробництві світлих нафтопродуктів України до 6%.
- Перейти до власної роздрібної реалізації світлих нафтопродуктів.
- Вийти на іноземні ринки сервісних послуг.

Фінансові цілі Компанії:

- Стабілізація рівня чистого прибутку у 2007 році.
- Дотримання сталої дивідендної політики.
- Зниження рівня дебіторської заборгованості.
- Підтримання стабільного курсу акцій Компанії.
- Забезпечення складання фінансової звітності за стандартами US GAAP та проведення міжнародного аудиту.

Реалізація пріоритетних напрямків здійснюється на основі розроблених концепцій і програм.





Стратегічною метою ВАТ "Укрнафта" є перетворення на вертикально інтегровану нафтову компанію (ВІНК) міжнародного рівня. Цей напрямок розвитку Компанії підтримується Президентом та Урядом України.

Проведення повного циклу робіт, від геологорозвідки та видобування до переробки та збуту, сприятиме стабілізації видобутку вуглеводнів, розширенню високоприбуткового продажу нафтопродуктів, виходу на світові ринки видобутку нафти.

Перший етап інвестиційної програми Компанії включає такі напрямки: модернізацію діючих та розробку нових родовищ, модернізацію зв'язку, технічне переоснащення нафтовидобувних управлінь, реконструкцію газопереробних заводів, вихід на світовий ринок видобутку нафти. Рішення про інвестиції та залучення коштів приймаються лише після детальної оцінки проектів з урахуванням їхнього впливу на корпоративні фінанси Компанії та загальні ризики.

Для виконання виробничих завдань, стабілізації обсягу видобутку нафти та газу з українскич родовищ, створення умов для його подальшого зростання також необхідне технічне переоснащення нафтовидобувних управлінь. Враховуючи незадовільне постачання обладнання в минулі роки, Компанія вкладає кошти у придбання вкрай необхідного високопродуктивного імпортного бурового та нафтопромислового обладнання, хімреагентів, матеріалів і запчастин.

Компанією розроблена "Програма розвитку зовнішньоекономічної діяльності ВАТ "Укрнафта", планується ряд перспективних напрямків співпраці з іноземними нафтовими компаніями в сфері геологорозвідувальних робіт, буріння свердловин та видобутку вуглеводнів. Успішне впровадження Програми відкриє додаткові джерела надходження ресурсів і дозволить реалізувати наявний виробничий та інтелектуальний потенціал.

ВАТ "Укрнафта" співпрацює з іноземними та вітчизняними інвесторами в 4-ох спільних підприємствах та 13-и договорах про спільну інвестиційну діяльність (СІД).

Загальний обсяг внесених грошових та майнових інвестицій склав близько 84 млн. грн. Загальний видобуток вуглеводнів за цими проектами склав:

нафти – 448,550 тис. тонн (в т. ч.: у 2000 р. – 86,2 тис. тонн, у 2001 р.- 145,1 тис. тонн, у 2002 р. – 183,3 тис. тонн);

газу – 1215,4 млн. м^3 (в т. ч.: у 2000 р. – 278,4 млн. м^3, у 2001 р. – 348,4 млн. м^3, у 2002 р. – 375,9 млн. м^3).

У порівнянні з 2001 роком видобуток нафти в 2002 році зріс на 38,2 тис. тонн, а газу – на 27,5 млн. м^3.

У 2003 році запланований видобуток по СП та СІД: нафти - 218 тис. тонн.; газу – 393,1 млн. м^3.

За звітний період Товариство критично переглядало систему взаємовідносин з партнерами, базуючись на принципах відповідального ставлення до взятих зобов'язань. У 2003 р. ВАТ "Укрнафта" продовжуватиме вдосконалення організаційно-правового та фінансово-економічного механізму здійснення договорів про спільну діяльність і роботу СП з метою отримання максимального прибутку та підвищення ефективності спільних проектів.

Готуються матеріали для проведення тендерів на виконання реконструкції ГПЗ ВАТ "Укрнафта" в Східному регіоні України.

З метою збільшення та інтенсифікації видобутку нафти і газу на Україні Компанія проводить цілу низку науково-дослідних і експериментально-конструкторських робіт у галузях геологорозвідки, видобутку нафти та газу, розробки родовищ, буріння свердловин, автоматизації виробничих процесів.

Послідовно впроваджуються інформаційні системи підтримки адміністративно-управлінської діяльності та вирішення інженерних завдань на загальній корпоративній платформі. Практично, на всіх підприємствах функціонує єдина система автоматизованого бухгалтерського обліку. Виконуються три проекти моделювання нафтогазовидобутку за передовою технологією фірми Schlumberger.

ІНВЕСТИЦІЙНІ ПРОЕКТИ

РЕКОНСТРУКЦІЇ ГАЗОПЕРЕРОБНИХ ЗАВОДІВ

До складу ВАТ "Укрнафта" входять: Гнідинцівський, Качанівський, Долинський газопереробні заводи (ГПЗ) та газопереробне виробництво НГВУ "Бориславнафтогаз".

ГПЗ входять до єдиного виробничого комплексу з нафтогазовидобувними управліннями, забезпечуючи останнім максимально повне використання ресурсів нафтового і природного газу та підготовку нафтового конденсату і природного газу.

Встановлені потужності газопереробних заводів Компанії по прийому газу становлять 3940 млн. м^3, з виробництва скрапленого газу та стабільного бензину – 490 тис. тонн.

Основним призначенням газопереробних заводів є утилізація газу низького тиску, його підготовка відповідно до вимог споживачів та переробка легких

інвестиційна та інноваційна ДІЯЛЬНІСТЬ компанії

Інвестиційні проекти за договорами про спільні підприємства

Спільні підприємства	Проект	Передбачені інвестиції, млн. USD
СП "УкрКарпатОйл" (США)	Розробка Битків-Бабчинського родовища	22,0
СП "Каштан Петролеум", (Канада)	Розробка Леляківського родовища	25,0
СП "Бориславська Нафтова Компанія"(США)	Розробка Стинавського родовища	100,0
СП "Ромгаз", (Ірландія)	Будівництво газопереробного заводу	30,0

Інвестиційні проекти за договорами про спільну діяльність

Договори про спільну інвестиційну та виробничу діяльність	Проект	Передбачені інвестиції, млн. USD
"Карпатський Петролеум" (США)	Розробка Рудівсько-Червонозаводського родовища	80,0
"Моментум Ентерпрайзіс" (Канада)	Розробка Андріяшівського родовища	80,0
"Летерал Вектор Ресорзіс Інк." (Канада)	Розробка Бугруватівського родовища	110,0
"Віртуал Інвестмент" (США)	Відновлення бездіючих свердловин та родовищ Сумської обл.	5,0



вуглеводнів, що виробляються з газу, для отримання скрапленого газу та стабільного бензину.

ГНІДИНЦІВСЬКИЙ ГПЗ

Завод введено в експлуатацію в 1973 році. Гнідинцівський ГПЗ призначений для підготовки нафти (зневоднення, знесолення і стабілізації) та переробки нафтового і природного газу.

Завод здійснює підготовку нафти та переробку газу для НГВУ "Чернігівнафтогаз" і "Охтирканафтогаз". Продукцією заводу є скраплений газ, стабільний газовий бензин та відбензинений газ.

КАЧАНІВСЬКИЙ ГПЗ

Завод введено в експлуатацію в 1975 році. Качанівський ГПЗ має в своєму складі Качанівське, Глинсько-Розбишівське та Анастасівське виробництво.

Завод здійснює підготовку та переробку газу і конденсату для НГВУ "Охтирканафтогаз" і "Полтаванафтогаз". Продукцією заводу є скраплений газ (пропаново-бутанова фракція), стабільний бензин, відбензинений газ.

Реалізація проекту з реконструкції заводу потребує інвестиційних коштів у розмірі 40 млн. USD і передбачає побудову газопереробної установки номінальною потужністю переробки сухого газу 1 млрд. м^3 на рік з товарним парком та залізничним пунктом наливу.

Також до розгляду запропоновано варіант реконструкції Анастасівського виробництва Качанівського ГПЗ. Інвестиційний проект передбачає реконструкцію газопереробної установки з нарощенням її потужності переробки сухого газу до 0,5 млрд.м^3 на рік з товарним парком та залізничним пунктом наливу. Сума коштів, необхідна для реалізації проекту, дорівнює 32 млн. USD.

ДОЛИНСЬКИЙ ГПЗ

Долинський ГПЗ введено в експлуатацію в 1961 році. До складу заводу входять Долинське і Пасічнянське виробництва.

Газопереробний завод здійснює підготовку та переробку газу для НГВУ "Долинанафтогаз", "Надвірнанафтогаз" і "Бориславнафтогаз".

Основна продукція заводу – відбензинений та скраплений газ, стабільний газовий бензин.

Розглядаються можливості збільшення надходжень на ГПЗ вуглеводневої сировини як за рахунок власного видобутку, так і за рахунок імпортної сировини. Це дасть змогу збільшити обсяги виробництва продуктів газопереробки.

Виконання розробленої програми реконструкції Качанівського і Гнідинцівського газопереробних заводів дасть можливість додатково одержувати щороку до 150 тис. тонн скрапленого газу та до 20 тис. тонн стабільного бензину і дозволить повернути вкладені інвестиції за дватри роки.

ІНВЕСТИЦІЇ В РОЗРОБКУ РОДОВИЩ

ВАТ "Укрнафта" набула значного досвіду в залученні інвестиційних коштів для розробки потенційно привабливих родовищ з видобутку нафти та газу.

Ми прагнемо в подальшому розширювати співробітництво з іноземними інвесторами та пропонуємо до Вашої уваги перспективні для спільної інвестиційної діяльності родовища.

Менеджмент Компанії вважає, що різнопланове співробітництво з іноземними компаніями, широке залучення прямих іноземних інвестицій у формі фінансових та товарних кредитів є однією з важливих умов успішного розвитку Компанії в майбутньому.

Нас цікавить співпраця з проведення геологорозвідувальних робіт та розробки нових родовищ нафти і газу в третіх країнах; ми прагнемо використовувати новітні технології при будівництві свердловин та проведенні їхнього ремонту.

Ми плануємо також налагоджувати плідну співпрацю зі створення в Україні сучасного газопереробного комплексу.

Основними напрямками співпраці з іноземними партнерами ми визначаємо такі:

- залучення інвестицій в розробку родовищ на території України як шляхом створення спільних підприємств, так і з використанням договорів про спільну діяльність;
- придбання новітнього нафтогазовидобувного обладнання і технологій на кредитних та лізингових умовах;
- стратегічне партнерство з нафтовидобувними компаніями у проектах з видобування нафти та газу за кордонами України.

Компанія зацікавлена у розширенні кола інвесторів та запрошує до взаємовигідної співпраці.

інвестиційна та інноваційна ДІЯЛЬНІСТЬ компанії





соціальна та БЛАГОДІЙНА діяльність

Компанія приділяє велику увагу поліпшенню житлових умов працівників. У 2002 році було збудовано і здано в експлуатацію дві секції житлових будинків на 60 квартир у м. Надвірна. Всього в 2002 році введено в експлуатацію 3,5 тис. м² житла.

У зв'язку з тим, що витрати на будівництво житла високі, а вартість квартир на вторинному ринку набагато нижча, працівникам товариства надається позика на будівництво та придбання житла. У 2002 році було надано позик на загальну суму 7,1 млн. грн. За рахунок цих двох факторів було вирішено житлове питання 320 сімей.

Для утримання житлового фонду Компанією у 2002 році було використано 8,14 млн. гривень.

Компанія приймає активну участь в соціально-економічному розвитку регіонів України. У 2002 році було надано допомоги на суму близько 25 млн. грн.

У Товаристві особлива увага приділяється санаторно-медичному обслуговуванню. Практично, в усіх структурних одиницях діють медичні пункти, де працюють висококваліфіковані спеціалісти. Протягом року було надано матеріальну допомогу на лікування на загальну суму 984 тис. гривень.

На балансі ВАТ "Укрнафта" знаходяться чотири санаторії-профілакторії і один пансіонат. У вихідні дні працівники з сім'ями мають змогу відпочити на базах вихідного дня, яких в товаристві п'ять. Протягом року було всього оздоровлено 2836 працівників, членів їхніх сімей і 2684 дітей, на що було витрачено більше 4 млн. грн.

Переважна більшість дітей працівників оздоровлюється в трьох дитячих таборах відпочинку, згідно з колективним договором товариства на 2002 рік путівки працівникам та їхнім дітям надавались за 10% вартості.

Компанією створена база фізичного розвитку працівників. До послуг працюючих нафтовиків – чотири стадіони і один спортивний комплекс з басейном. У спорткомплексах діють різні спортивні секції і, практично, в усіх структурних одиницях є тренажерні зали. Витрати на утримання спортивних закладів становили 2,3 млн. грн.

Товариство надає адресну допомогу багатодітним сім'ям працівників та жінкам, які знаходяться у відпустці по догляду за дитиною. Діти працівників мають можливість відвідувати вісім дитячих садків, що перебувають на балансі товариства.

Компанія надає адресну допомогу більше ніж 11 тисячам пенсіонерів та інвалідів, які працювали у нафтовій галузі. Вони отримують щоквартально матеріальну допомогу в розмірі 75 грн., що загалом склало за 2002 рік 4,9 млн. грн.

Товариство приділяє велику увагу наданню благодійної і спонсорської допомоги дошкільним та шкільним закладам, установам ветеранів, жіночим і молодіжним структурам, творчим спілкам, адміністративним та правоохоронним органам, лікувальним закладам, культовим організаціям тощо.

Фонд благодійної допомоги у 2002 р. становив 12,3 млн. гривень.



охорона НАВКОЛИШНЬОГО середовища

Пріоритетним напрямком розвитку Компанії є посилення екологічної безпеки та впровадження природоохоронних і ресурсозберігаючих технологій.

План першочергових заходів з охорони навколишнього природного середовища у 2002 році виконано повністю, а саме: Компанією значно зменшені обсяги забору прісної води та викидів забруднюючих речовин у повітря відносно встановлених лімітів і дозволів.

Основні комплексні екологічні показники та природоохоронні і ресурсозберігаючі заходи на 2002 рік виконані на 100%.

За рахунок впровадження природоохоронних і ресурсозберігаючих заходів структурними одиницями було досягнуто зменшення використання прісної води для виробничих і господарських потреб згідно з встановленими лімітами на 1,7 млн. м^3.

Екологічні збори, інвестиції і поточні витрати в 2002 році склали 45 560 тис. грн., у тому числі на:

- екологічні збори — 434,5 тис.грн.;
- капітальні вкладення на охорону навколишнього середовища — 12455,536 тис. грн.;
- капітальний ремонт основних виробничих фондів природоохоронного призначення — 3721,1 тис. грн.;
- екологічне супроводження виробничої діяльності, утримання основних виробничих фондів природоохоронного призначення — 23013,3 тис. грн.;
- захоронення радіоактивних відходів — 386,22 тис. грн.;
- впровадження науково-дослідних розробок — 130,9 тис. грн.;
- виконання Програми невідкладних заходів щодо запобігання загострення екологічної і соціальної ситуації у м. Бориславі на 2002 рік, затвердженої розпорядженням Кабінету Міністрів України від 29.11.2001 р. №544-р — 5418,55 тис.грн.

З метою забезпечення екологічної безпеки в структурних одиницях Компанії на 2003 рік заплановані і затверджені основні екологічні показники та природоохоронні ресурсозберігаючі організаційні і технічні заходи.

Аналіз фінансових результатів діяльності Компанії за підсумками 2002 року засвідчив такі позитивні зміни в її розвитку:

- У структурі балансу Компанії співвідношення основних складових зазнало позитивних змін. Зокрема, загальна сума активів у порівнянні з 2001 роком зросла на 9,4% та склала 4 985 165 тис. грн.

- У структурі джерел утворення активів відбулися позитивні зміни; так, власний капітал збільшився на 11,1%; поточні зобов'язання скоротились на 1,4%.

- У порівнянні з минулим роком було досягнуто зменшення витрат майбутніх періодів на 55,2%.

Для запобігання накопичення фізично і морально застарілих основних виробничих фондів Компанія значно прискорила їхнє відновлення та запроваджує альтернативні заходи щодо їхньої реконструкції завдяки залученню інвестиційних коштів. Компанія планує і в подальшому проводити політику активного відновлення основних виробничих фондів, ступінь зносу яких у видобувній галузі не повинен перевищувати 45%.

	2001		2002	
	сума	%	сума	%
Структура активу				
Необоротні активи	3 529 934	77,4	3 932 411	78,8
Оборотні активи	1 023 245	22,5	1 050 389	21,1
Витрати майбутніх періодів	5 281	0,1	2 365	0,1
Разом актив	**4 558 460**	**100**	**4 985 165**	**100**
Структура пасиву				
Власний капітал	3 967 739	87,0	4 406 647	88,5
Забезпечення наступних витрат та платежів	18 720	0,4	10 798	0,2
Довгострокові зобов'язання	9 036	0,2	13 318	0,3
Поточні зобов'язання	559 588	12,3	551 505	11,0
Доходи майбутніх періодів	3 377	0,1	2 897	0,1
Разом пасив	**4 558 460**	**100**	**4 985 165**	**100**

аналіз фінансових РЕЗУЛЬТАТІВ діяльності

Показник	2001	2002	зміна показника
Операційний аналіз			
Коефіцієнт зміни валових продажів	-0,11	-0,18	-0,07
Коефіцієнт валового доходу	0,51	0,40	-0,11
Коефіцієнт операційного прибутку	0,44	0,33	-0,11
Коефіцієнт чистого прибутку (прибутковість продажів)	0,30	0,17	-0,13
Аналіз операційних витрат			
Коефіцієнт виробничої собівартості реалізованої продукції	0,29	0,37	0,08
Коефіцієнт операційних витрат	0,08	0,06	-0,02
Коефіцієнт витрат на збут	0,004	0,007	0,003
Показники ефективності управління активами			
Оборотність активів	0,89	0,56	-0,33
Оборотність чистих активів	0,92	0,63	-0,39
Оборотність дебіторської заборгованості	6,73	4,96	-1,77
Середній строк оборотності дебіторської заборгованості, днів	54,22	73,56	19,34
Оборотність кредиторської заборгованості	14,64	11,82	-2,82
Середній строк оборотності кредиторської заборгованості, днів	24,92	30,89	5,97
Показники ліквідності			
Коефіцієнт поточної ліквідності	1,83	1,90	0,07
Коефіцієнт критичної (швидкої) ліквідності	1,38	1,46	0,08
Коефіцієнт абсолютної ліквідності	0,07	0,08	0,01
Оборотний капітал, тис. грн.	463 657,00	498 884,00	35 227,00
Показники рентабельності			
Рентабельність активів (майна), ROA, %	23,67	9,35	-14,32
Рентабельність власного капіталу, ROE, %	27,99	10,65	-17,34
Рентабельність чистих активів (або капіталу, що використовується), %	13,94	5,31	-8,63
Рентабельність продажу, %	55,26	42,59	-12,67
Рентабельність обороту, %	44,38	32,71	-11,67
Показники структури капіталу			
Коефіцієнт фінансової стабільності	6,97	7,78	0,81
Коефіцієнт фінансової незалежності (автономії)	0,87	0,89	0,02
Коефіцієнт співвідношення власного капіталу до запозиченого	0,15	0,13	-0,02
Коефіцієнт залежності підприємства від довгострокових зобов`язань	0,00	0,00	0,00

аналіз фінансових РЕЗУЛЬТАТІВ діяльності

Операційний аналіз, аналіз операційних витрат та динаміка показників ефективності управління активами у 2002 році свідчать про досить стабільний фінансовий стан підприємства. Наявна динаміка спрямована в бік зменшення коефіцієнтів валового доходу, операційного та чистого прибутку, але такі незначні відхилення, як показують наступні коефіцієнти, нездатні суттєво вплинути на платоспроможність та фінансову незалежність Компанії.

Аналіз показників ліквідності ВАТ "Укрнафта" за підсумками 2002 року продемонстрував наявність таких позитивних змін:

- зростання на 3,8% поточної ліквідності, значення коефіцієнту становило 1,90 проти 1,83 минулого року;
- збільшився на 5,5% проти 2001 року показник швидкої ліквідності (на кожну 1 грн. поточної заборгованості підприємства у 2002 році припадало 1,46 грн. ліквідних активів);
- збільшено обсяг оборотного капіталу, який склав 498 884 тис.грн., що на 7,6% перевищує аналогічний показник минулого року.

Таким чином, динаміка показників ліквідності за результатами діяльності у 2002 році є цілком позитивною та свідчить про загальне зростання ліквідності. Підприємство може без ризику виконувати свої короткострокові зобов'язання і має значний запас стійкості.

Аналіз показників прибутковості довів, що рентабельність активів та власного капіталу у звітному періоді мали зниження відповідно на 14,32% та 17,34%. Подібна тенденція спостерігалася за динамікою рентабельності чистих активів (зниження на 8,63%), що пояснюється нарощенням активів та оборотного капіталу ВАТ "Укрнафта" у 2002 році.

Структура капіталу набула позитивних змін та продемонструвала зміцнення і покращання динаміки коефіцієнтів, що її характеризують, зокрема, зростання коефіцієнтів фінансової стабільності та фінансової автономії.

У 2002 році спостерігалося зниження показника співвідношення власного та запозиченого капіталу до 0,13 грн. залучених коштів на кожну вкладену 1 грн. капіталу проти 0,15 грн. у 2001 році.

Стабільне значення коефіцієнту залежності підприємства від довгострокових зобов'язань протягом 2001-2002 років вказує на те, що залежність Компанії від зовнішніх джерел фінансування зовсім незначна і підприємство ефективно використовує залучені ресурси.

Динаміка цих показників свідчить про зниження фінансової залежності підприємства від інвесторів, кредиторів, тобто підтверджує встановлений факт зростання фінансової стійкості підприємства.

Правління Компанії протягом року проводило постійний моніторинг фінансового стану підприємства та вживало необхідних заходів задля його зміцнення, а також ефективного використання засобів, скорочення витрат на виробництво, економії витрат електричної та теплової енергії, адміністративних витрат тощо.



Київська Аудиторська Група

01103, Україна, м. Київ, вул. Кіквідзе, 1/2, тел./факс +38(044)295-2716, info@kagaudit.com, www.kagaudit.com

Аудиторський висновок про достовірність фінансової звітності відкритого акціонерного товариства "Укрнафта"

Реєстраційний №185 07 березня 2003 р. м. Київ

Згідно з Генеральною угодою №18/54-АО/262-ін від 24.07.2000 р. незалежна аудиторська фірма ЗАТ "АФ "Київська аудиторська група" (свідоцтво про внесення в Реєстр суб'єктів аудиторської діяльності №1560 видано згідно з рішенням Аудиторської палати України від 26.01.2001 р. №98, ліцензія Аудиторської палати України від 24.05.1996 р. №001560, юридична адреса: 01135, м. Київ, вул. Златоустівська, 2/4, телефон (факс) 044 295-27-16) провела аудит поданих в додатку балансу (валюта балансу складає 4985165 тис. грн.) станом на 31.12.2002р., звіту про фінансові результати за 2002 р., звіту про рух грошових коштів за 2002 р., звіту про власний капітал за 2002 р. відкритого акціонерного товариства "Укрнафта" (надалі - Компанія). Відповідальність стосовно фінансової звітності несе керівництво Компанії. Обов'язком аудиторської фірми є висловлення висновку стосовно наданої інформації на підставі проведеного аудиту.

Компанія створена відповідно до Указу Президента України "Про корпоратизацію" від 15.06.1993 р. №210/93 та зареєстрована Шевченківською районною державною адміністрацією м. Києва, свідоцтво від 31.03.1994 р. №05471, код ЄДРПОУ 00135390.

Місцезнаходження Компанії: м. Київ, пров. Нестерівський, 3-5.

Види діяльності Компанії згідно з Державним класифікатором видів економічної діяльності: видобування нафти (11.10.1), видобування природного газу (11.10.2), знімальні геодезичні та гідрографічні роботи (74.20.3), діяльність автомобільного вантажного транспорту (60.24.1), інші автомобільні пасажирські перевезення (60.23.0), діяльність транспортних агентств (63.40.0).

Аудиторську перевірку проведено в строк з 17.02.2003 р. до 07.03.2003 р. Масштаб перевірки становить: документальним методом - 50%, розрахунково-аналітичним - 50% від загального обсягу документації.

Ми провели нашу перевірку у відповідності з вимогами Закону України "Про аудиторську діяльність" та "Національних нормативів аудиту в Україні". Ці нормативи вимагають, щоб планування та проведення аудиту було спрямоване на одержання розумних підтверджень щодо відсутності у фінансовій звітності суттєвих помилок. Під час аудиту зроблено дослідження шляхом тестування доказів на обґрунтування сум та інформації, розкритих у фінансовому звіті, а також оцінку відповідності застосованих принципів обліку вимогам чинного законодавства щодо організації бухгалтерського обліку та звітності в Україні, чинним протягом періоду перевірки. Крім того, шляхом тестування здійснено також оцінку відповідності даних звітності даним бухгалтерського обліку.

На нашу думку, проведена аудиторська перевірка забезпечує розумну основу для аудиторського висновку.

Ми підтверджуємо, що принципи облікової політики Компанії застосовувалися при веденні бухгалтерського обліку та не змінювались протягом 2002 року. Класифікація та оцінка активів Компанії відповідає вимогам Положень (стандартів) бухгалтерського обліку в Україні. Розмір зобов'язань у фінансовій звітності відповідає реальності та результатам їхньої інвентаризації за звітний період. Структура та призначення власного капіталу визначені Компанією об'єктивно та адекватно. Облік правдиво і неупереджено відображає стан справ щодо розміру фінансового результату діяльності Компанії в 2002 році. Дані окремих форм фінансової звітності Компанії відповідають одне одному та даним бухгалтерського обліку.

Ми підтверджуємо, що фінансова (бухгалтерська) звітність в усіх суттєвих аспектах достовірно та повно подає фінансову інформацію про Компанію станом на 31.12.2002 р. і відповідає вимогам чинного законодавства щодо організації бухгалтерського обліку і звітності в Україні та принципам облікової політики Компанії.

Голова правління
ЗАТ "АФ "Київська аудиторська група"
(сертифікат аудитора серії А №000952)



В.Линник

Ліцензія на аудиторську діяльність №001560 Ліцензія на здійснення юридичної практики №1-5384

I. Необоротні активи		
Нематеріальні активи:		
залишкова вартість	3 558	10 501
первісна вартість	5 157	13 686
знос	1 599	3 185
Незавершене будівництво	535 411	545 837
Основні засоби:		
залишкова вартість	2 681 852	2 998 717
первісна вартість	5 662 063	6 278 773
знос	2 980 211	3 280 056
Довгострокові фінансові інвестиції,		
які обліковуються за методом участі в капіталі		
інших підприємств	141 282	136 000
інші фінансові інвестиції	44 524	72 315
Довгострокова дебіторська заборгованість	18 759	21 520
Відстрочені податкові активи	104 548	147 521
Інші необоротні активи		
Усього за розділом I	**3 529 934**	**3 932 411**
II. Оборотні активи		
Запаси:		
виробничі запаси	242 331	232 186
тварини на вирощуванні та відгодівлі	10 845	14 069
незавершене виробництво	10 719	10 511
готова продукція	33 532	42 958
товари	10 555	10 450
Векселі одержані	43 506	40 732
Дебіторська заборгованість за товари, роботи, послуги:		
чиста реалізаційна вартість	484 847	380 137
первісна вартість	854 224	739 102
резерв сумнівних боргів	369 377	358 965
Дебіторська заборгованість за розрахунками:		
з бюджетом	22 880	26 648
за виданими авансами	31 104	87 693
з нарахованих доходів	41	
із внутрішніх розрахунків		
Інша поточна дебіторська заборгованість	40 989	118 409
Поточні фінансові інвестиції		
Грошові кошти та їхні еквіваленти:		
у національній валюті	11 574	43 134
в іноземній валюті	79	96
Інші оборотні активи	80 243	43 366
Усього за розділом II	**1 023 245**	**1 050 389**
III. Витрати майбутніх періодів	**5 281**	**2 365**
Баланс	**4 558 460**	**4 985 165**

фінансова ЗВІТНІСТЬ

Зведений баланс (НП(С)БО), тис. грн.

Пасив	2001	2002
I. Власний капітал		
Статутний капітал	13 557	13 557
Пайовий капітал		
Додатковий вкладений капітал		
Інший додатковий капітал	1 365 997	1 362 196
Резервний капітал	3 389	3 389
Нерозподілений прибуток (непокритий збиток)	2 584 796	3 027 505
Неоплачений капітал		
Вилучений капітал		
Усього за розділом I	**3 967 739**	**4 406 647**
II. Забезпечення наступних витрат і платежів		
Забезпечення виплат персоналу		
Інші забезпечення		
Цільове фінансування	18 720	10 798
Усього за розділом II	**18 720**	**10 798**
III. Довгострокові зобов'язання		
Довгострокові кредити банків		317
Інші довгострокові фінансові зобов'язання		
Відстрочені податкові зобов'язання	672	4 623
Інші довгострокові зобов'язання	8 364	8 378
Усього за розділом III	**9 036**	**13 318**
IV. Поточні зобов'язання		
Короткострокові кредити банків	45 000	95 834
Поточна заборгованість за довгостроковими зобов'язаннями		
Векселі видані	10 643	639
Кредиторська заборгованість за товари, роботи, послуги	258 300	192 845
Поточні зобов'язання за розрахунками:		
з одержаних авансів	16 792	59 194
з бюджетом	66 988	48 187
з позабюджетних платежів	8 649	5 339
зі страхування	5 939	7 072
з оплати праці	13 021	17 437
з учасниками	16 143	16 030
із внутрішніх розрахунків		
Інші поточні зобов'язання	118 113	108 928
Усього за розділом IV	**559 588**	**551 505**
V. Доходи майбутніх періодів	**3 377**	**2 897**
Баланс	**4 558 460**	**4 985 165**

Зведений Звіт про рух грошових коштів, (НП(С)БО), тис.грн.

Стаття	2001		2002	
	Надходження	Видаток	Надходження	Видаток
I. Рух коштів у результаті операційної діяльності				
Прибуток (збиток) від звичайної діяльності до оподаткування	1 405 774		758 823	
Коригування на:				
амортизацію необоротних активів	177 818	X	320 927	X
збільшення (зменшення) забезпечень				7922
збиток (прибуток) від нереалізованих курсових різниць				X
збиток (прибуток) від неопераційної діяльності	34 728		100 441	
Витрати на сплату відсотків	1 102	X	12 685	X
Прибуток (збиток) від операційної діяльності до зміни в чистих оборотних активах	1 619 422		1 184 954	
Зменшення (збільшення):				
оборотних активів		99 187	11 265	
витрат майбутніх періодів		3 172	2 916	
Збільшення (зменшення):				
поточних зобов'язань		80 326		45478
доходів майбутніх періодів	3 343			480
Грошові кошти від операційної діяльності	1 440 080		1 153 177	
Сплачені:				
відсотки	X	1 492	X	12685
податки на прибуток	X	548 254	X	367116
Чистий рух коштів до надзвичайних подій	890 334		773 376	0
Рух коштів від надзвичайних подій		41		
Чистий рух коштів від операційної діяльності	890 293		773 376	0
II. Рух коштів у результаті інвестиційної діяльності				
Реалізація:				
фінансових інвестицій		X	10	X
необоротних активів	8 752	X	15 300	X
майнових комплексів				
Отримані:				
відсотки		X	299	X
дивіденди	9 908	X	47 236	X
Інші надходження	76 135	X		X
Придбання:				
фінансових інвестицій	X	45 192	X	22 538
необоротних активів	X	987 897	X	808 917
Інші платежі	X		X	24 227
Чистий рух коштів до надзвичайних подій	X	938 294	X	
Рух коштів від надзвичайних подій				
Чистий рух коштів від інвестиційної діяльності		938 294		792 837
III. Рух коштів у результаті фінансової діяльності				
Надходження власного капіталу		X		X
Отримані позики	45 000	X	163 859	X
Інші надходження	32	X		X
Погашення позик	X	102	X	112 708
Сплачені дивіденди	X	23 185	X	113
Інші платежі	X	89	X	
Чистий рух коштів до надзвичайних подій	21 656		51 038	
Рух коштів від надзвичайних подій				
Чистий рух коштів від фінансової діяльності	21 656		51 038	
Чистий рух коштів за звітний період		26 345	31 577	0
Залишок коштів на початок року	37 998	X	11 653	X
Вплив зміни валютних курсів на залишок коштів				
Залишок коштів на кінець року	11 653	X	43 230	X

фінансова ЗВІТНІСТЬ

Зведений Звіт про фінансові результати, (НП(С)БО), тис.грн.

Стаття	2001	2002
Доход (виручка) від реалізації продукції (товарів, робіт, послуг)	3 248 593	2 665 528
Податок на додану вартість	541 137	444 097
Акцизний збір	26	1
	98 581	173 700
Інші вирахування з доходу	243	241
Чистий доход (виручка) від реалізації продукції (товарів, робіт, послуг)	2 608 606	2 047 489
Собівартість реалізованої продукції (товарів, робіт, послуг)	952 167	985 472
Валовий:		
прибуток	1 656 439	1 062 017
збиток		
Інші операційні доходи	151 469	127 329
Адміністративні витрати	103 355	133 835
Витрати на збут	13 044	19 876
Інші операційні витрати	249 905	163 686
Фінансові результати від операційної діяльності:		
прибуток	1 441 604	871 949
збиток		
Доход від участі в капіталі		
Інші фінансові доходи	55 046	47 535
Інші доходи	44 672	19 777
Фінансові витрати	1 102	12 685
Втрати від участі в капіталі		
Інші витрати	134 446	167 753
Фінансові результати від звичайної діяльності до оподаткування:		
прибуток	1 405 774	758 823
збиток		
Податок на прибуток від звичайної діяльності	430 529	312 809
Фінансові результати від звичайної діяльності:		
прибуток	975 245	446 014
збиток		
Надзвичайні:		
доходи		
витрати	41	
Податки з надзвичайного прибутку		
Чистий:		
прибуток	975 204	446 014
збиток		



Зведений Звіт про власний капітал за 2002 рік, тис.грн.

Стаття	Статутний капітал	Інший додатковий капітал	Резервний капітал	Нерозподілений прибуток	Разом
Залишок на початок року	**13 557**	**1 365 997**	**3 389**	**2 584 796**	**3 967 739**
Виправлення помилок		-312		-3 305	- 3 617
Скоригований залишок на початок року	**13 557**	**1 365 685**	**3 389**	**2 581 491**	**3 964 122**
Переоцінка активів:					
Дооцінка основних засобів					
Уцінка основних засобів		-3 241			-3 241
Дооцінка нематеріальних активів					
Уцінка нематеріальних активів					
Чистий прибуток (збиток) за звітний період				**446 014**	**446 014**
Розподіл прибутку:					
Виплати власникам (дивіденди)					
Спрямування прибутку до статутного капіталу					
Відрахування до резервного капіталу					
Вилучення капіталу:					
Викуп акцій (часток)					
Зменшення номінальної вартості акцій					
Безкоштовно отримані активи		195			195
Амортизація безкоштовно отриманих активів		-443			-443
Разом зміни в капіталі		**-3 489**		**446 014**	**442 525**
Залишок на кінець року	**13 557**	**1 362 196**	**3 389**	**3 027 505**	**4 406 647**

фінансова ЗВІТНІСТЬ

примітки до фінансової звітності

I. ЗАГАЛЬНІ ПОЛОЖЕННЯ

Зведена фінансова звітність ВАТ "Укрнафта" отримана шляхом узагальнення звітності структурних одиниць ВАТ "Укрнафта" із застосуванням Облікової політики ВАТ "Укрнафта" та НАК "Нафтогаз України" а також оцінок відповідно до вимог Закону України "Про бухгалтерський облік та фінансову звітність в Україні" і національних стандартів бухгалтерського обліку.

Зведена звітність ВАТ "Укрнафта" отримана шляхом додавання відповідних показників форм звітності структурних одиниць ВАТ "Укрнафта" з виключенням внутрішньогосподарської реалізації.

При складанні звітності враховані вимоги Міністерства фінансів України, Державної комісії з цінних паперів та фондового ринку, Державної податкової адміністрації України.

II. ПОЯСНЕННЯ ДО РЯДКІВ БАЛАНСУ (форми №1)

Валюта балансу ВАТ "Укрнафта" станом на 01.01.03 складає 4 985 165 тис. грн., на 01.01.02 - 4 558 460 тис. грн., приріст за 2002 р. складає 426 705 тис. грн., або 9,4%.

2.1. Нематеріальні активи.

Первісна вартість нематеріальних активів станом на 01.01.03 становила 13 686 тис.грн., знос – 3185 тис.грн. (23,3%). Частка нематеріальних активів в необоротних активах ВАТ "Укрнафта" складає 0,3%.

Приріст нематеріальних активів в 2002 р. зумовлений активною комп'ютеризацією управлінського, виробничого та бухгалтерського обліку ВАТ "Укрнафта".

2.2. Незавершене будівництво.

У цьому розділі відображено вартість об'єктів капітального будівництва не введених станом на 01.01.03 в експлуатацію – 485 379 тис.грн. (88,9% НЗБ), вартість придбаних, але не введених в експлуатацію основних засобів – 24 698 тис.грн. (4,5%), інші види НЗБ – 6,6%).

Будівництво здійснювалося за рахунок власних коштів ВАТ "Укрнафта".

Основні об'єкти незавершеного будівництва – свердловини, які не введені в експлуатацію та буряться, реконструкція компресорної станції на Качанівському ГПЗ, реконструкція та модернізація інших виробничих споруд.

Із загального обсягу виконаних за 2002 рік вартість будівельно-монтажних робіт становить 137 943 тис.грн., власними будівельними організаціями освоєно 25 821 тис.грн. або 18,7%.

2.3. Основні засоби.

Основні виробничі засоби в бухгалтерському обліку розподілені відповідно на дев`ять груп, в податковому обліку – на три групи з урахуванням особливостей, визначених ст.8 Закону України "Про оподаткування прибутку підприємств". До першої групи в податковому обліку віднесені будівлі, споруди, їхні структурні компоненти та передавальні пристрої, до другої – автомобільний транспорт, меблі, прилади та інструменти, до третьої – інші, які не знайшли своє відображення у складі перших двох груп.

Основні засоби складають 76,3% необоротних активів ВАТ "Укрнафта". Приріст первісної вартості основних фондів за 2002 р. складає 616 710 тис.грн., або 10,9%.

Метод амортизації, який застосовувався підприємством в 2002 році, полягає в зменшенні залишкової вартості основних засобів відповідно до ст.8 Закону України "Про оподаткування прибутку підприємств". Річна норма амортизації основних засобів ВАТ "Укрнафта" в 2002 р. становила п'ять, двадцять п'ять та п'ятнадцять відсотків до першої, другої і третьої групи основних засобів відповідно. Невиробничі основні засоби, як правило, амортизуються за нормативами, які встановлені для виробничих.

Прискорена амортизація підприємством в 2002 р. не застосовувалась.

Амортизація основних засобів склала за 2002 р. 353 733 тис. грн. Амортизація основних виробничих засобів була джерелом реінвестування в придбання (спорудження) нових основних засобів.

Залишкова вартість основних засобів станом на 01.01.03 склала 2 998 717 тис. грн. та станом на 01.01.02 – 2 681 852 тис. грн.

Капітальні інвестиції, здійснені ВАТ "Укрнафта" у 2002 р. становлять по первісній вартості 715 019 тис. грн. Приріст основних засобів по залишковій вартості становить на 01.01.02 - 316 865 тис. грн. (11,8%).

2.4. Довгострокові фінансові інвестиції, які обліковуються за методом участі у капіталі інших підприємств.

У цьому розділі відображено фінансові інвестиції ВАТ "Укрнафта" в асоційовані та дочірні підприємства, частка Компанії у



статутному капіталі яких становить понад 25% та інвестиції в спільну діяльність без створення юридичної особи на період більше одного року. Загальна сума інвестицій, які обліковуються за методом участі в капіталі, станом на 01.01.03 по ВАТ "Укрнафта" становить 136 000 тис. грн. За 2002 р. зменшення фінансових інвестиції склало 5 282 тис. грн. або 3,7%.

2.5. Інші фінансові інвестиції.

У складі інших фінансових інвестицій відображено, зокрема, частки і паї у статутному капіталі, де частка Компанії складає менше 25% та цінні папери (акції). Інші фінансові інвестиції на 01.01.03 становлять 72 315 тис. грн. або 35% всіх фінансових інвестицій ВАТ "Укрнафта". У 2002 р. відбулося збільшення інших фінансових інвестицій на 27 791 тис. грн. або 62,4%.

2.6. Довгострокова дебіторська заборгованість.

У складі довгострокової дебіторської заборгованості відображено дебіторську заборгованість та векселі, погашення яких передбачається більше ніж через рік від дати, на яку складено баланс. Всього – 21 520 тис. грн., в т.ч.: дебіторська заборгованість співробітників Компанії за виданими позиками – 11 289 тис. грн., інші розрахунки – 1 985 тис.грн., майно в оренді – 2 767 тис. грн., прийняті довгострокові векселі – 5 479 тис.грн.

2.7. Відстрочені податкові активи, відстрочені податкові зобов'язання.

У розділі показано відстрочений податок на прибуток у сумі 147 521 тис.грн., який фактично сплачено ВАТ "Укрнафта", але не відображено в загальній сумі податку на прибуток по р.180 Ф2 внаслідок тимчасових різниць в обчисленні прибутку за правилами бухгалтерського та податкового обліку. Основна причина виникнення тимчасової різниці – резерв сумнівних боргів ВАТ "Укрнафта" та позитивна різниця між залишковою вартістю основних виробничих фондів за даними податкового обліку на кінець звітного року та залишковою вартістю основних виробничих засобів в бухгалтерському. Відстрочені податкові зобов'язання відображено в сумі 4 623 тис.грн.

2.8. Інші необоротні активи.

Інші необоротні активи у ВАТ "Укрнафта" відсутні.

2.9. Виробничі запаси.

Виробничі запаси зменшилися на кінець року на 10 145 тис. грн. або на 4,2% в порівнянні з 01.01.02. У структурі виробничих запасів найбільшу частку складає сировина і матеріали – 120 403 тис. грн. (38,8%), запасні частини – 50 626 тис. грн. (16,3%), готова продукція – 42 958 тис. грн. (13,9%).

2.10. Тварини на вирощуванні та відгодівлі.

У розділі відображені тварини на вирощуванні та відгодівлі, які знаходяться на балансі сільськогосподарських підприємств, що входять до структурних одиниць ВАТ "Укрнафта". Залишок на 01.01.03 становить 14 069 тис. грн. Приріст за 2002 р. становить 3 224 тис. грн. або 29,7%.

2.11. Незавершене виробництво.

Залишок на 01.01.03 складає 10 511 тис. грн.

2.12. Готова продукція.

У розділі відображено собівартість готової продукції, в основному нафти та продуктів її переробки. Готова продукція перебуває безпосередньо в структурних одиницях ВАТ "Укрнафта" або знаходиться на зберіганні на нафтопереробних заводах. Залишок готової продукції на 01.01.03 становить 42 958 тис.грн.

2.13. Товари.

У розділі відображені товари в роздрібній торгівлі та громадському харчуванні – 10 450 тис. грн. Зменшення залишку товарів станом на 01.01.03 в порівнянні з 01.01.02 складає 105 тис. грн. або 1%.

2.14. Векселі одержані.

У розділі відображено вартість прийнятих ВАТ "Укрнафта" векселів, термін погашення яких менше року. Сума векселів, одержаних на 01.01.03, зменшилась на 2 774 тис.грн. або на 6,4%.

2.15. Дебіторська заборгованість за товари, роботи, послуги, чиста реалізаційна вартість.

Розділ обчислений як різниця між первісною вартістю дебіторської заборгованості за реалізовану продукцію, роботи, послуги та нарахованим на неї резервом сумнівних боргів.

2.16. Первісна вартість.

Відображається номінальна вартість дебіторської заборгованості відповідно до відвантажувальних (розрахункових) документів з покупцем.

Реальна дебіторська заборгованість за готову продукцію перед ВАТ "Укрнафта" становить на 01.01.03 – 739 102 тис.грн., тобто зменшилась з 854 224 тис.грн. на 115 122 тис.грн. (13,5%).

2.17. Резерв сумнівних боргів.

Резерв створюється за принципом збільшення нормативу резервування із зростанням терміну непогашеної заборгованості.

Резерв сумнівних боргів зменшився на 10 412 тис.грн. або на 2,8%. Рух резерву сумнівних боргів відображено у складі інших операційних доходів та витрат зведеного Звіту про фінансові результати.

2.18 Розрахунки з бюджетом.

Дебіторська заборгованість за розрахунками з бюджетом збільшилась за 2002 р. на 3 768 тис.грн. або на 16,5%.

Кредиторська заборгованість по розрахункам з бюджетом зменшилась з 66 988 тис.грн. на 01.01.02 до 48 187 тис.грн., тобто на 18 801 тис.грн. або 28,1%, в т.ч. погашено кредиторську заборгованість по податку на прибуток 13 326 тис. грн., що складає 70,9% зменшення кредиторської заборгованісті по розрахункам з бюджетом.

Всього за 2002 рік нараховані платежі до бюджету 917 250 тис. грн., сплачено 939 819 тис. грн., в т.ч. грошовими коштами – 885 094 тис. грн. – 94,2%.

2.19. Розрахунки за виданими авансами.

Відображено суму виданих постачальникам та підрядним організаціям авансів. Сума авансів зросла з 31 104 тис. грн. на 01.01.02 до 87 693 тис.грн., приріст – 56 589 тис. грн. (181,9%).

2.20. Розрахунки за нарахованими доходами.

Поточна дебіторська заборгованість з розрахунків за договорами спільної діяльності по розподілу доходів станом на 01.01.03 відсутня.

2.21. Дебіторська заборгованість із внутрішніх розрахунків.

При зведенні балансу ВАТ "Укрнафта" дебіторську та кредиторську заборгованість з внутрішніх розрахунків зменшено на суму взаємної внутрішньогосподарської заборгованості структурних одиниць ВАТ "Укрнафта".

2.22. Інша поточна дебіторська заборгованість.

Інша поточна дебіторська заборгованість станом на 01.01.03 становить 118 409 тис.грн. У складі іншої поточної заборгованості на 01.01.03 відображено іншу дебіторську заборгованість за розрахунками з позабюджетними фондами.

2.23. Інші оборотні активи.

Інші оборотні активи по ВАТ "Укрнафта" становлять на 01.01.03 - 43 366 тис.грн., зменшились порівняно з 01.01.02 на 36 877 тис.грн. (46%). Основна частка інших оборотних активів ВАТ "Укрнафта" припадає на податковий кредит, по якому не надійшли податкові накладні – 19 149 тис.грн. (44,2%) та податкові зобов'язання по ПДВ з отриманих авансів – 16 518 тис.грн. (38,1%).

2.24. Статутний капітал.

Статутний капітал ВАТ "Укрнафта" відображено відповідно до установчих документів в сумі 13 557 тис.грн. Руху статутного капіталу в 2002 р. не було.

2.25. Інший додатковий капітал.

При перенесенні залишків в план рахунків (трансформації) на 01.01.00 до іншого додаткового капіталу



було віднесено фонд індексації основних засобів, фонд майна, що не ввійшло до статутного фонду при акціонуванні ВАТ "Укрнафта", фонд в основних засобах.

Рух капіталу відображений в Звіті про власний капітал. Зміна іншого додаткового капіталу пояснюється коригуванням помилки в сумі 312 тис. грн. та безоплатного надходження необоротних активів (надлишки при інвентаризації тощо) в сумі 195 тис. грн., нарахуванням зносу на безоплатно отримані активи – 443 тис. грн. та уцінкою основних засобів – 3 241 тис. грн.

2.26. Резервний капітал.

Резервний капітал створений відповідно до Статуту ВАТ "Укрнафта" протягом 2002 р. не змінювався.

III. ПРИМІТКИ ДО ФОРМИ 2 "ЗВІТ ПРО ФІНАНСОВІ РЕЗУЛЬТАТИ"

За 2002 р. доходи ВАТ "Укрнафта" (чистий дохід (виручка) від реалізації продукції (товарів, робіт, послуг), інші операційні доходи, інші фінансові доходи, інші доходи) склали 2 242 130 тис. грн., що на 617 663 тис. грн. або 21.6% менше за доходи попереднього року.

При цьому чистий дохід (виручка) від реалізації продукції (товарів, робіт, послуг) у порівнянні з 2001 р. зменшився на 561 117 тис. грн. або 21,5%., що складає 90,8% загального зменшення доходу.

На зміну (зменшення) загального чистого доходу від реалізації готової продукції переважно впливає найбільша питома вага в структурі чистого доходу від реалізації нафти (63%). Так, зменшення в 2002р. по відношенню до 2001р. реалізації нафти, на суму 363 146 тис. грн. (тобто на 22%), складає 65% в сумі загального зменшення чистого доходу від реалізації готової продукції.

Також досить вагомий вплив на зміну чистого доходу відмічається з доходу від реалізації природного (нафтового) газу та стабільного газового конденсату.

Так зменшення в 2002р. по відношенню до 2001р. реалізації природного (нафтового) газу, на суму 10 260 тис. грн. (тобто на 3,5%), складає 2% в сумі загального зменшення чистого доходу від реалізації готової продукції.

А зменшення реалізації стабільного газового конденсату на суму 26 056 тис. грн. (тобто на 26,3%), складає 5% в сумі загального зменшення чистого доходу від реалізації готової продукції.

У свою чергу зменшення чистого доходу від реалізації нафти зумовлене більшій мірою (339 333 тис. грн.) за рахунок зменшення середньої ціни від реалізації нафти з 688,93 грн./т в 2001р. до 545,2 грн./т в 2002р. (тобто на 143,73 грн./т менше (або на 20,9%).

Зменшення чистого доходу від реалізації природного (нафтового) газу зумовлене більшою мірою (10 251,4 тис. грн.) за рахунок зменшення середньої ціни від реалізації природного (нафтового) газу з 113,15 тис. грн./млн. м³ в 2002р. до 117,24 тис. грн./млн. м³ в 2001р. (тобто на 4,09 тис. грн./млн. м³ (або на 3,5%).

Поряд з цим, відмічається в 2002р. збитковість реалізації природного (нафтового) газу в сумі 8 058 тис. грн., в т. ч. збиток від реалізації підприємствам НАК "Нафтогаз України" в сумі 55 751 тис. грн. та прибуток від реалізації іншим стороннім організаціям в сумі 47 693 тис. грн. Збитковість реалізації природного (нафтового) газу підприємствам НАК "Нафтогаз України" зумовлена низькою середньою реалізаційною ціною в 2002р. в розмірі 76,51 тис. грн./млн. м³, в той час як собівартість реалізованої продукції склала 108,01 тис. грн./млн. м³. Водночас, ВАТ "Укрнафта" реалізовано природного (нафтового) газу іншим стороннім організаціям в сумі 125 642 тис. грн. по середній ціні

202,62 тис. грн./млн. $м^3$ при собівартості реалізації 136.82 тис. грн./млн. $м^3$, що забезпечило рентабельність на рівні 48,1%. Отже, при умові реалізації природного (нафтового) газу підприємствам НАК "Нафтогаз України" за ціною не менш ніж собівартість реалізації (108,01 тис. грн./млн. $м^3$), ВАТ "Укрнафта" отримала б у 2002р. прибуток від реалізації природного (нафтового) газу близько 47 693 тис. грн.

3.1. Інші операційні доходи.

Інші операційні доходи зменшились на 24 140 тис. грн. Це зменшення в більшій мірі було викликане зменшенням доходу від реалізації інших оборотних активів (виробничих запасів) на 60 071 тис. грн. (або 38,1%) в порівнянні з 2001 роком.

3.2. Інші фінансові доходи.

Інші фінансові доходи зменшились на 7 511 тис. грн., тобто 86,4%. Ці доходи, переважно, являють собою отримані відсотки з банків за користування залишком грошових коштів на розрахункових рахунках структурних одиниць.

3.3. Інші доходи.

Інші доходи від звичайної діяльності зменшились на 24 895 тис. грн., зокрема, дохід від реалізації необоротних активів зменшився на 3 855 тис. грн. (тобто на 79,9%).

3.4. Собівартість реалізованої готової продукції (товарів, робіт, послуг).

Собівартість реалізованої готової продукції (товарів, робіт, послуг) збільшились на 33 305 тис. грн. (тобто на 3,5%).

3.5. Адміністративні витрати.

Адміністративні витрати збільшились на 30 480 тис. грн.

3.6. Витрати на збут.

Витрати на збут збільшились на 6 832 тис. грн.

3.7. Інші операційні витрати.

Інші операційні витрати збільшились на 86 219 тис. грн.

3.8. Фінансові витрати.

Фінансові витрати збільшились на 11 583 тис. грн.

3.9. Інші витрати.

Інші витрати від звичайної діяльності збільшились на 33 307 тис. грн.

V. ПРИМІТКИ ДО ФОРМИ 4 "ЗВІТ ПРО ВЛАСНИЙ КАПІТАЛ"

У графі "Статутний капітал" відображений статутний фонд ВАТ "Укрнафта" в сумі 13 557,3 тис.грн.

Статутний фонд утворений шляхом випуску 54 228 510 шт. простих акцій, номінальною вартістю 0,25 грн. Частка простих акцій у статутному фонді підприємства складає на 100%.

Відповідно до рішення загальних зборів акціонерів (протокол від 08.10.1997р.) передбачається збільшення статутного фонду підприємства до 203 356 912,5 тис. грн. в зв'язку з індексацією вартості основних фондів. Загальна кількість акціонерів ВАТ "Укрнафта" складає 40 725 осіб.



Інформація для акціонерів

Повна назва емітента	**Відкрите акціонерне товариство "Укрнафта"**
Місце знаходження	Несторівський пров., 3-5, м. Київ, 04053, Україна.
Галузь	Нафтогазовидобувна промисловість
Відомості про реєстрацію:	
Дата реєстрації	**31 березня 1994 р.**
Місце реєстрації	Шевченківська райдержадміністрація, м. Київ
Свідоцтво про реєстрацію	№ - 0091 - 5471 - АТ
Контактна інформація:	
Телефон	+ (380 44) 226 - 3422, 212 - 5986
Факс	+ (380 44) 212 - 5922
E-mail	press@ukrnafta.ukrtel.net
Акції та акціонерний капітал:	
Загальна кількість акцій	**54 228 510 акцій**
Кількість простих іменних акцій	54 228 510 акцій
Номінальна вартість	0,25 грн.
Тікер (ПФТС)	UNAF
Статутний фонд	13 557 000 грн.
ADR:	
Тікер	UKRNY
Банк депозитарій ADR:	
Місцезнаходження	**The Bank of New York**
	101 Barclay St., 22 West New York, NY 10286
Телефон	+(212) 815 - 3095
Факс	+(212) 571 - 3050
E - mail	ivakhraneva@bankofny.com
Реєстратор:	
Місцезнаходження	**ВАТ "Фінансова компанія "Укрнафтогаз"**
	вул. Празька 5, м. Київ, 02090, Україна.
Телефон	+ (380 44) 551 -9540, 551 - 9514
Факс	+ (380 44) 551 -9540, 552 - 0241
E - mail:	reestr@naftogaz.com.ua



UKRNAFTA





Up-to-date

Key

Respectable

Noble

Active

Fundamental

Tactical

Advanced

Being a large national oil and gas company, having business in various regions of the country from the East up to the West, and at the same time respecting the peculiarities of each particular region, we determine our mission: to produce and develop effectively hydrocarbon resources in order to meet the interests of our shareholders, consumers, the staff and the State.

The strategic goal of the Company is to create a vertically integrated energy company that shall maintain continuity of power supply and be competitive at the expense of:

- guaranteed renewal of resources;
- increase in production;
- implementation of new technologies;
- raising the level of professional skills of the staff;
- thorough environmental care;
- reducing risks.

CONTENTS



56 Main production figures

58 Main financial indicators

60 Message to shareholders

62 The company in 2002

66 Investment and innovative activity of the company

69 Equity capital and securities

70 Financial statements

73 Information for shareholders

In 2002 the Company managed to outstrip all forecast production figures. Compared to 2001:

• total oil and condensate production rised by 0.02%, oil production – by 1%;

• oil gas production grew by 9.5%;

• liquefied gas production increased by 2.1%, stable gasoline production – by 10.9%.

Oil and condensate production, thou brls


332.4
58.4
390.8
328.3
55.2
383.5
331.5
52.1
383.6
2000
2001
2002
oil production
condensate production
oil and condensate production

Gas production, mln m³


2 662,5
643,6
3 306,1
2 637,7
654,9
3 292,6
2 537,5
717,3
3 254,8
2000
2001
2002
natural gas
oil gas
oil and natural gas

main PRODUCTION figures

Stable gasoline and liquefied gas production, thou brls


19.4
15.6
21.1
18.5
23.4
18.9
2000
2001
2002
stable gasoline
liquefied gas

indicator	1999	2000	2001	2002
Oil production, thou brls	**402.7**	**390.8**	**383.5**	**383.6**
Oil	339.9	332.4	328.3	331.5
Condensate	62.8	58.4	55.2	52.1
Gas production, mln m³	**3 357.2**	**3 306.1**	**3 292.5**	**3254.8**
Oil gas	652.1	643.6	654.9	717.3
Natural gas	2 705.1	2 662.5	2 637.6	2537.5
Production, thou brls				
Liquefied gas	14.7	15.6	18.5	18.9
Stable gasoline	20.8	19.4	21.1	23.4
Drilling, thou m	**140.5**	**181.3**	**217.9**	**180.4**
Exploitative drilling	127.7	167.1	185	160.2
Prospecting drilling	12.9	14.2	32.9	20.2
Implementation of new wells, ps	**48**	**55**	**60**	**54.0**
Oil wells	39	40	47	41.0
Gas wells	9	15	13	13.0
Statistical average of employees, persons	**25 370**	**25 476**	**26 060**	**25 659**



2002 can be distinguished with the following events:
- falling of the price for oil down to 30%;
- change in order of charging depreciation costs accounting of geological survey works as gross expenses;
- increase in prices for sume material and technical resources at the expense of flucturtions of euro rate.

Compared to the indicators of 2001:
- assets of the Company grew by 9%;
- liabilities decreased by 1%.

main FINANCIAL indicators

Indicator	2000	2001	2002
Net profit, thou USD	185 903.8	182 810.8	83 609.3
Net sales, thou USD	549 004.6	489 006.7	383 820.2
Total assets, thou USD	690 197.0	854 524.3	934 514.0
Total liabilities, thou USD	125 648.9	107 226.7	106 424.2
Cash flow from operations, thou USD	234 453.5	269 955.9	216 173.4
Return on equity (ROE), %	39.1	28	10.7
Return on assets (ROA), %	28.71	23.7	9.4
Number of ordinary shares, thou ps	54 228.5	54 228.5	54 228.5
Net earnings per share, USD	3.43	3.37	1.54

1 USD = 5.3345 UAH (exchange rate of March 7, 2003)



Oleg SALMIN



Petro DEMCHENKO

Ladies and gentlemen!

In 2002 the performance of Ukrnafta JSC was successful. Today we hold leading positions in national oil and gas industry and provide 93% of total oil production, 40% of gas condensate and 18% of total natural gas production in the country.

Performance results of Ukrnafta JSC are another step forward towards the goal we aim at: conversion of the Company into a vertically integrated oil company which shall meet international standards.

In 2002 we managed to outstrip all forecast production figures and proved once more the good reputation and competence of the Company.

Strict cash earnings control on oil, gas condensate and petrochemicals auctioned off enabled us to provide timely payments to the State Budget, extinguish tax arrears of the previous periods, improve production processes and social security at the enterprises owned by Ukrnafta JSC. According to Fiscal Administration figures, by January 1, 2003 the total overpayment made up 12.4 mln USD.

We believe that auctions will promote visibility of pricing, stimulation of competitiveness and raising of payment discipline on the power market. Visibility of sales is conducive to investment attraction, as a result of which financial basis for expanding of production is created.

message to SHAREHOLDERS

We are convinced that the main and the most reasonable way of replenishment of resources is augmenting of prospective drilling. Stabilization and growth of oil and gas production in Ukraine are possible only on condition that oil and gas resources are sustained or expanded.

We hope that next year the Company will be able to keep increasing the volumes of drilling, though we failed to do it in 2002 due to deficit of funds for drilling wells as a result of low prices for oil and underpayments for gas.

It goes without saying that mechanical increase in prospective drilling will not bring the expected results unless thorough selection and preparation of perspective wells as well as forecast of their oil and gas potential are made. Only such approach to selection of new wells can compensate volume of hydrocarbons produced.

In recent three years financing of geophysical prospecting has been executed mainly at the expense of own means in the amount of 35.1 mln USD.

During the year the subsidiaries of Ukrnafta JSC invested 155,959 thousand USD; capital investments at the expense of internal funds were directed to building of wells, oil and gas pipe-lines, interindustrial headers, roads, other production facilities needed by the Company for its production activity.

Another way of increasing the share of the Company on the oil market is diversification of resources at the expense of oil production in other countries. Ukrnafta JSC is holding negotiations on cooperation with foreign oil companies in order to enter the international oil market.

During the year the Company paid much attention to participation in international exhibitions, conferences and seminars where it presented the line of its foreign economic policy and offered cooperation to the wide circle of oil and gas companies and financial institutions of Canada, the USA, European Union members, countries of the Middle East and post-soviet states.

We believe that the chosen priorities, support of our shareholders and selfless labour of the numerous staff will favour the further development and flourishing of the Company.

Let me offer for your consideration the annual report of 2002 and invite all of you to fruitful and mutually profitable cooperation.

Best regards,
Honorary president **O. Salmin,**
Chairman of the Board **P. Demchenko**



Nowadays Ukrnafta JSC is the largest national oil and gas production company that provides 93% of total oil production, 40% of gas condensate and 18% of total natural gas production in Ukraine.

The main lines of production activities of the Company include: geological prospecting; exploitative drilling; oil, gas and condensate production, gas preparation and processing on the territory of 8 administrative regions or 2 oil and gas production regions of Ukraine. Western region comprises Lvivska, Ivano-Frankivska and Chernivetska oblasts (administrative units), Eastern region consists of Sumska, Chernigivska, Poltavska, Kharkivska and Dnipropetrovska oblasts.

In 2002 Ukrnafta JSC exploited 99 oil and gas fields. 84 out of this number are oil fields and 15 are gas and gas condensate fields. 81 fields are developed industrially, 18 are surveyed. The Company possesses 2 429 drilling wells, 2 192 of them are oil wells, the number of gas wells amounts to 237.

2002 was for the Company a step forward towards financial stabilization. Favourable economic conditions and a "transparent" system of sale of products through auctions have laid down foundations for successful fulfilment of the programme of strategic development.

The up-to-date management and effective performance enabled the Company to implement business processes vitally important for its activity within a short period of time. Corporate finances management system was created. Finance department of the Company ensures executing of budgets of its subsidiaries, long-term planning and cash flow management. Resource planning system, income and expenses control, project financing have been modernized.

Geological prospecting and drilling

Geological prospecting of oil and gas fields is carried out in two regions: Western and Eastern.

In 2000 - 2002 there have been the following achievements in geophysical surveying:

- 67.3 thousand m of wells were drilled;
- increase in oil and condensate production made up 0.33 mln brls; gas production grew by 0.46 billion m^3.
- 19 wells were surveyed, among them 10 are productive.
- 3 new oil fields were found: Pivdenno-Pnivske and Verkhniomaslovetske (Western region), and Skhidno-Reshetnianske (Eastern region).

In recent three years financing of geophysical prospecting has been executed mainly at the expense of own means in the amount of 35.1 mln USD.

In 2000-2002 the Company paid 65.8 mln USD for geological prospecting of oil and gas fields to the State Budget.

In 2002 180,472 m of sinking wells were drilled.

the COMPANY in 2002

Dynamic of drilling volumes in 1997-2002, thou m

Drilling	1997	1998	1999	2000	2001	2002
Exploitative drilling	135.4	147.7	127.7	167.1	185.0	160.2
Prospecting drilling	13.4	7.9	12.9	14.2	32.9	20.2

In 2002 we failed to keep upward tendency due to deficit of funds for drilling wells as the result of low prices for oil and underpayments for gas.

Enterprises of Ukrnafta JSC managed to fulfil the mentioned volumes of drilling notwithstanding that the main load fell to the second half of the year.

Oil and gas production

In 2000-2002 the Company created the necessary conditions for stabilization of oil and gas production and its gradual enlarging: the volume of prospecting and exploitative drilling has been increased; the prospected resources grew; new industrial equipment and new technologies were implemented.

In 2002 the Company produced 383.6 thou brls of oil with gas condensate, 3 254.8 million m³ of natural gas, which makes up 100.02% and 98.9% to the level of 2001 respectively.

Oil and gas production in 2001-2002

Indicators	2001	2002	2002 to 2001, %
Oil and condensate production, Thou brls	2 811.4	2 812.0	100.02
Gas production, mln m³	3 292.5	3 254.8	98.9

Effectiveness of the Company's management has increased considerably thanks to the implementation of corporative computer system. All departments send information on the results of their activities to the head office of Ukrnafta JSC. This gives the possibility to improve the efficiency of management and control and to make better analysis of department performance.

The Company plans to ensure stabilization and increase oil and gas production by augmenting prospecting and exploitative drilling works, intensifying production and enlarging surveyed oil and gas resources.



Processing

Gas processing plants (GPPs) of the Company are the largest producers of liquefied gas and stable gasoline in Ukraine.

In 12 months of 2002 they produced:

- 18.87 thou brls of liquefied gas, which exceeds the forecast figures by 11%;

- 23.38 thou brls of stable gasoline against the forecast 21.57 thou brls were produced.

In total, production grew by 3.71 thou brls (109.6%) compared to the same period of 2001.

Processing of hydrocarbons is provided by operating facilities of Gnidyntsivsky Gas Processing Plant (GPP), Kachanivsky GPP, Dolynsky GPP and Boryslav Oil and Gas Production Department (OGPD). Each plant is a part of manufacturing complex which enables the producers to utilize oil and gas resources and reduce oil and condensate losses while developing oil and gas fields.

In order to modernize technical capacities of the plants the reconstruction programme is being implemented. There have been business projects to reconstruct Glynsko-Rozbyshivske unit and to install gas processing equipment at Anastasivske unit of Kachanivsky GPP. Feasibility study is being carried out in order to start reconstruction of Gnidyntsivsky GPP.

Dynamic of drilling volumes in 1997-2002, thou m

Product	1998	1999	2000	2001	2002	2002 to 2001, %
Production of liquefied gas, thou brls	16.7	14.7	15.6	18.5	0.1	102.1
Production of stable gasoline, thou brls	21.8	20.8	19.4	21.1	23.4	110.9

Sales of products

In recent years the Company has devoted much attention to establishing efficient channels of product sales. This work was particularly accelerated in 2002.

The transition to auction system introduced under the Resolution of the Ukrainian Cabinet of Ministers No. 599 as of April 4, 2000 provided for significant improvement of consumer payments for oil, gas condensate and other products of gas processing plants.

These auctions had a positive impact on the formation of transparent price mechanism and competitive environment. The Company managed to offer competitive prices by selling oil, gas condensate and stable gasoline at auction. Oil shipment under ten day period schedule allowed for flexible sales management and ensured 100% payments.

In 2002 the sales of Ukrnafta JSC amounted to 355.8 mln brls of oil and gas condensate, 289.5 mln brls (81.4%) of which was sold at auction. Payment ratio was 100%.

The management's strategy is to re-organize the Company into a vertically integrated structure providing for 15% of light petrochemicals domestic market.



The strategic goal of Ukrnafta JSC is a conversion into vertically integrated oil company of international level. This direction of the Company's development is supported by the President and the Government of Ukraine.

Running the full cycle of production, from geological prospecting and production up to processing and sale will favour stabilization of hydrocarbon production, expanding of highly profitable sale of oil products, entering international oil market.

The first stage of the investment programme of the Company includes the following lines of activity: modernization of utilized deposits and development of new ones; modernization of telecommunications; technical reequipment of oil and gas production departments; reconstruction of oil processing plants; entrance into the international oil market.

Decisions on investment and funds attraction are made after thorough assessment of projects and analyzing their influence on corporate finances of the Company and general risks.

One of the main tasks that has to be resolved in order to enter the international market is acquisition of drilling equipment certified up to the standards of American Petroleum Institute (API) as well as international certification of high professionals.

To fulfil production plan, stabilize volume of gas and oil production at Ukrainian gas and oil fields, to create conditions for its further growth technical reequipment of oil and gas production departments is necessary. Taking into consideration unsatisfactory supply of equipment formerly, the Company invests money into purchase of the necessary high-yield foreign drilling and oil-industry equipment, chemical reagents, materials and spares.

The Company has worked out The Programme on Development of Foreign Economic Policy of Ukrnafta JSC, there are some plans for cooperation with foreign oil companies in geological prospecting, well drilling and hydrocarbon production. A successful implementation of the Programme will open additional sources of resource arrival and will make it possible to implement available production and intellectual potential.

Investment and innovative activity of the company

Joint-ventures	Project	Forecast investments, million USD
UkrKarpatOil JV (USA)	Development of Bytkiv-Babchinske oil field	**22,0**
Kashtan Petroleum JV (Canada)	Development of Leliakivske oil field	**25,0**
Borislav Oil Company JV, (USA)	Development of Stynavske oil field	**100,0**
Romgaz JV, (Ireland)	Building of gas processing plant	**30,0**

investment and innovative ACTIVITY of the company

Investment and innovative activity of the company

Joint investment and production agreements	Project	Forecast investments, million USD
Karpatsky Petroleum (USA)	Development of Rudivsko-Chervonozavodske gas condensate field	80.0
Momentum Enterprises (Canada)	Development of Andriyashivske gas condensate field	80.0
Letteral Vector Resources Inc. (Canada)	Development of Bugruvativske gas condensate field	110.0
Virtual Investment (USA)	Restoring of unutilized wells and oil fields of Sumska region	5.0

Ukrnafta JSC collaborates with foreign and national investors in four joint-ventures and has signed 13 agreements on cooperation.

The total amount of cash and property investments was approximately 15.8 mln USD. The total hydrocarbons production under these projects made up:

- 61 193.7 thou brls of oil (including 11.8 thou brls in 2000, 19.8 thou brls in 2001 and 25 thou brls in 2002);
- 1 215.4 mln m^3 of gas (including 278.4 mln m^3 in 2000, 348.4 mln m^3 in 2001, and 375.9 mln m^3 in 2002).

Compared to 2001 oil production in 2002 grew by 5.2 thou brls, gas production increased by 27.5 mln m^3.

In 2003 we plan to produce 29.7 thou brls of oil and 393.1 mln m^3 of gas.

During the previous year the Company reassessed its relationships with partners as to their responsible attitude to the duties assumed. In 2003 Ukrnafta JSC will be improving legal and economic security of agreements on cooperation and operation of joint-ventures in order to receive the maximum profit and make joint projects more efficient.

Documentation is being prepared to invite bids for reconstruction of gas processing plants of the Company in Eastern region.

To increase and intensify gas and oil production in Ukraine the Company conducts research and engineering works in geological prospecting, oil and gas production, development of oil and gas fields, well drilling, automation of production processes.

Step-by-step information systems for supporting managerial activity and solution of engineering tasks on general corporative basis are being introduced. Practically at all enterprises a single system of automatic accounting functions. 3 projects of modelling oil and gas production are being carried out, by advanced technology of Schlumberger Company.



investment and innovative ACTIVITY of the company

Investment projects of gas processing plants reconstruction

Ukrnafta JSC comprises Gnidyntsivsky gas processing plant (GPP), Kachanivsky GPP, Dolynsky GPP and Boryslavnaftogaz Oil and Gas Production Department (OGPD).

GPPs form a single production corporation with OGPDs, which helps the latter to utilize oil and gas resources as effectively as possible and also prepare oil condensate and natural gas.

Installed gas-receiving capacities of GPPs make up 3 940 mln. m³, their manufacturing capacities for liquefied gas and stable gasoline are 66.8 thou brls.

The main destination of gas processing plants is utilization of low-pressure gas, its preparation in accordance with the requirements of consumers, and processing of light petrochemicals to obtain liquefied gas and stable gasoline.

Gnidyntsivsky GPP

The plant was put into operation in 1973. Gnidynstivsky GPP was built for oil preparation (dehydration, desalination and stabilization) and oil and natural gas processing.

The plant prepares oil and processes gas for Chernigivnaftogaz OGPD and Okhtyrkanaftogaz OGPD. The plant produces liquefied gas, stable gasoline and stripped gas.

Kachanivsky GPP

The plant was put into operation in 1975. Kachanivsky GPP comprises Kachanivske, Glynsko-Rozbyshivske and Anastasivske production units.

The plant prepares and processes gas and condensate for Okhtyrkanaftogaz OGPD and Poltavanaftogaz OGPD. It produces liquefied gas (propane-butane fraction), stable gasoline and stripped gas.

The implementation of reconstruction project of the plant requires $40 million of investments and envisages building of gas processing unit with tank park and railway loading station. Its nominal dry gas processing capacity is to be 1 billion nm³ a year.

There has also been a reconstruction project of Anastasivske production unit that belongs to Kachanivsky GPP. The investment project evisages reconstruction of gas processing unit by enlarging its dry gas processing capacity up to 0.5 billion nm³ a year, with tank park and railway loading station. The investment demand makes up $32 million.

Dolynsky GPP

Dolynsky GPP was put into operation in 1961. The plant comprises Dolynske and Pasichnyanske production units.

The GPP prepares and processes gas for Dolynanaftogaz OGPD, Nadvirnanaftogaz OGPD and Boryslavnaftogaz OGPD.

The main products of the plant are stripped and liquefied gas, stable gasoline.

Ukrnafta JSC plans to reconstruct and modernize production lines of Gnidyntsivsky and Kachanivsky gas processing plants. The appropriate investment projects have been worked out. There has been discussed the possibility to increase the delivery of hydrocarbon feedstock to the plant at the expense of production within the country as well as imported raw material. It will enlarge the output of gas products.

The fulfilment of reconstruction of Kachanivsky and Gnidyntsivsky GPPs will make it possible to receive annually additional 24.6 thou brls of liquefied gas and up to 4.1 thou brls of stable gasoline and return invested funds in 2-3 years.

Investments in development of oil and gas fields

Ukrnafta JSC acquired considerable experience in attraction of investments in development of potentially profitable oil and gas fields.

We long to continue expanding cooperation with foreign investors and propose to your consideration oil and gas fields worthy of investing.

The management of the Company believes that diversified cooperation with foreign companies as well as a vast attraction of direct investments in the form of financial credits and credits against goods are the main preconditions of Com-pany's flourishing in future.

We are interested in cooperation in conducting geological prospecting and development of new oil and gas fields in third countries; we want to implement high tech innovations into wells building or their repairing.

We also look forward to fruitful cooperation in creating modern gas processing complex in Ukraine.

The following ways of cooperation with foreign partners we define as priorities:

- attracting investments in development of oil and gas fields on the territory of Ukraine both by founding joint-ventures and by signing agreements on cooperation;
- purchasing up-to-date oil and gas production equipment and high technologies on credit and leasing terms;
- strategic partnership with oil companies in oil and gas production projects abroad.

The Company is interested in increasing the number of investors and invites to mutually profitable collaboration.

EQUITY CAPITAL
and securities

Ukrnafta JSC is a leader of Ukrainian stock market in securities liquidity and volumes of contracts concluded at PFTS. It was the first Ukrainian company to join international stock market when in 1999 it implemented first level ADR Program (the Bank of New York was the depository). The Ukrnafta ADRs are listed at Berlin Stock Exchange and Frankfurt Stock Exchange.

Irrespective of market value fluctuation, there has been stable demand for Ukrnafta shares in the domestic market in recent years which proves, along with the growing number of concluded contracts, that Ukrnafta is highly attractive for investment. On January 1, 2000 its market capitalization was 129.1 mln USD. During 2000-2002 it increased by 131.7 mln USD (more than double growth), and it amounted to 260.8 mln USD on January 1, 2003.

On March 3, 1994 Ukrnafta JSC was registered as a corporation. The Company authorized fund is 2 541 405.5 USD, and is divided into 54 228 510 ordinary shares of 0.047 USD nominal value per share.

13 600 shares, which is 0.03% of the Company's equity, belongs to the State Property Fund (SPF) of Ukraine. Under the Resolution of Ukrainian Government 50% plus 1 share was transferred to the authorized fund and under the management of Naftogaz Ukrainy NJSC. 49.97% of shares are owned by other legal entities and natural persons. The SPF-owned shares (0.03%) are subject to sale, which will complete the Company's first share issue. It has about 34 thousand shareholders in total.

The Company's shares are included into the estimate basket of PFTS Index and Frontier Composite Index which is estimated for developing markets by Standard and Poor's rating agency.

The Company plans to undertake measures needed to implement the program of third level ADR issue to attract investment.

Financial stability, production growth, and highly qualified staff provide for higher quotation of the shares and make the Company more attractive for investment.


UAH
Market quotation of shares
36
34
32
30
28
26
24
22
20
18
12.2001
03.2002
06.2002
09.2002
12.2002
Purchase
Sale

Assets	2001	2002
I. Non-current assets		
Intangible assets:		
residual value	667	1 969
original cost	967	2 566
depreciation	300	597
Construction in progress	100 368	102 322
Fixed assets		
residual value	502 737	562 136
original cost	1 061 405	1 177 013
wear and tear	558 667	614 876
Long-term financial investments:		
minority interest	26 485	25 494
other financial investments	8 346	13 556
Long-term debit indebteness	3 516	4 034
Deferred fiscal assets	19 599	27 654
Other non-current assets		
Section I, totally	**661 718**	**737 166**
II. Current assets		
Inventory:		
production stock	45 427	43 525
livestock	2 033	2 637
construction in progress	2 009	1 970
finished products	6 286	8 053
goods	1 979	1 959
Accounts receivable	8 156	7 636
Debit indebtedness for goods, works, services:		
net selling price	90 887	71 260
original cost	160 132	138 551
doubtful debt reserve	69 235	67 291
Debit indebtedness for payments:		
to the budget	4 289	4 996
for advances paid	5 831	16 439
for incomes charged	8	–
for internal payments		
other current debit indebtedness	7 684	2 2197
Current financial investments		
cash and cash equivalents		
in national currency	2 170	8 086
in foreign currency	15	18
Other current assets	15 042	8 129
Section II, totally	**191 816**	**196 905**
III. Deferred expenses	**990**	**443**
Balance	**854 524**	**934 514**

financial STATEMENTS consolidated balance sheet (NAS), thou USD

Liabilities	2001	2002
I. Shareholders' equity		
Authorized capital	2 541	2 541
Share capital		
Additional partners' capital		
Other additional capital	256 069	255 356
Reserve capital	635	635
Undivided profit (irrecoverable loss)	484 543	567 533
Unpaid capital		
Withdrawn capital		
Section I, totally	**743 788**	**826 065**
II. Provision of future expenses and payments		
Provision of payments to employees		
Other provisions		
Special-purpose funding	3 509	2 024
Section II, totally	**3 509**	**2 024**
III. Long-term liabilities		
Long-term bank credits		59
Other long-term financial liabilities		
Deferred tax liabilities	126	867
Other long-term liabilities	1 568	1 571
Section III, totally	**1 694**	**2 497**
IV. Current liabilities		
Short-term bank credits	8 436	17 965
Current indebtedness on long-term liabilities		
Accounts payable	1 995	120
Credit indebtedness for goods, work, services	48 420	36 150
Current liabilities for payments:		
for advances received	3 148	11 096
to the budget	12 558	9 033
for non-budgetary payments	1 621	1 001
for insurance	1 113	1 326
Salaries and wages	2 441	3 269
Payable to shareholders	3 027	3 005
for internal payments		
Other current liabilities	22 141	20 420
Section IV, totally	**104 900**	**103 385**
V. Deferred income	**633**	**543**
Balance	**854 524**	**934 514**

financial STATEMENTS

consolidated statements of income (NAS), thou USD

Item	2001	2002
Sales	608 978	499 678
Value added tax (VAT)	101 440	83 250
Excise duty	5	0.2
Benefit payments and payments of insurance indemnity	18 480	32 562
Other allocations from income	46	45
Net sales	489 007	383 821
Cost of sales (goods, works, services)	178 492	184 736
Gross:		
profit	310 515	199 085
loss		
Other operational incomes	28 394	23 869
Administrative expenditures	19 375	25 088
Expenses on the sale of finished products	2 445	3 726
Other operational expenses	46 847	30 684
Financial results from operating activity		
profit	270 242	163 456
loss		
Income from minority interest		
Other financial incomes	10 319	8 911
Other incomes	8 374	3 707
Financial expenses	207	2 378
Losses from minority interest		
Other expenses	25 203	31 447
Financial results from primary activity before taxes		
profit	263 525	142 249
loss		
Tax on profit from primary activity	80 707	58 639
Financial results from primary activity		
profit	182 818	83 610
loss		
Extraordinary:		
incomes		
expenses	7	
Taxes on extraordinary profit		
net profit	182811	83610
dead loss		

information for SHAREHOLDERS



Full name of a company	**Ukrnafta Joint-Stock Company**
address	04053, 3-5, Nestorivsky provulok, Kyiv, Ukraine.
industry	Oil and gas production
Information on registration:	
Date of registration	March 31, 1994
Authorized body	Shevchenkivska District Public Administration, Kyiv
Registration license	№ - 0091 - 5471 - AT
Contact information:	
Telephone	+ (380 44) 226 - 3422, 212 - 5986
Fax	+ (380 44) 212 - 5922
E-mail	press@ukrnafta.ukrtel.net
Shares and share capital:	
Total number of shares	54 228 510 ps
Number of ordinary nominal shares	54 228 510 ps
Face value	0.047 USD
Ticker (PFTS)	UNAF
Authorized fund	2 541 405.5 USD
ADR:	
Ticker	UKRNY
Deposit bank for ADRs:	**The Bank of New York**
Address	101 Barclay St., 22 West New York, NY 10286
Telephone	+(212) 815 - 3095
Fax	+(212) 571 - 3050
e - mail	ivakhraneva@bankofny.com
Register:	**JSC Financial Company Ukrnaftogaz**
address	02090, 5, Prazka-Str., Kyiv, Ukraine
Telephone	+ (380 44) 551 -9540, 551 - 9514
Fax	+ (380 44) 551 -9540, 552 - 0241
e - mail	reestr@naftogaz.com.ua



UKRNAFTA 2002 ANNUAL REPORT

©ВАТ "УКРНАФТА"
(8 044) 212 59 86,
e-mail: press@ukrnafta.ukrtel.net

© ДП "Ю.Ен.Джі."™
(8 044) 558 75 66,
e-mail: consalting@ung.com.ua

©ВАТ "УКРНАФТА" 2003
© ДП "Ю.Ен.Джі"™ 2003